EXHIBIT 99.1
                                                                   ------------







[GRAPHIC OMITTED -- LOGO]

ABITIBI
CONSOLIDATED



2006
MANAGEMENT PROXY CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS MAY 8, 2007

[GRAPHIC OMITTED -- PRINTER'S LOGO]
2006 Management Proxy Circular printed on
INNOVATIVEOFFSET.(R)



TABLE OF CONTENTS

1                 |             |  2            |   6             | 6
Notice of Annual  | Management  |  Voting       |   Business of   | Financial
Meeting of        | Proxy       |  Information  |   the Meeting   | Statements
Shareholders      | Circular    |               |                 |



6           |  15          |  17          |   19           |  30
Election of |  Appointment |  Amendments  |  Report        |  Statement
Directors   |  of Auditors |  to Stock    |  of the        |  of
            |              |  Option Plan |  Human         |  Executive
            |              |              |  Resources     |  Compensation
            |              |              |  and           |
            |              |              |  Compensation  |
            |              |              |  Committee on  |
            |              |              |  Executive     |
            |              |              |  Compensation  |


33                  |  34                    |  35          |  37
Indebtedness of     |  Interest of Informed  |  Additional  |  Schedule A -
Directors and       |  Persons in Material   |  Items       |  Statement of
Executive Officers  |  Transactions          |              |  Corporate
                    |                        |              |  Governance
                    |                        |              |  Practices


51
Schedule B -
Charter of the
Board of Directors

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS




The Annual Meeting of Shareholders of Abitibi-Consolidated Inc. (the "Company") will be held at the Windsor, Salon Windsor, 1170 Peel Street, Montreal, Quebec, Canada, on Tuesday, May 8, 2007 at 11:00 a.m. (Montreal time) for the following purposes:

1. to receive the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2006 and the auditors' report thereon;

2.   to elect the directors of the Company for the ensuing year;

3. to appoint the auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.   to approve  certain  amendments to the Company's Stock Option Plan; and

5. to transact such other business as may properly come before the meeting or any reconvened meeting following its adjournment.



Montreal, March 6, 2007

By Order of the Board,


/s/ Jacques P. Vachon

Jacques P. Vachon
Senior Vice-President, Corporate Affairs & Secretary


Shareholders who are unable to attend the Annual Meeting of Shareholders in person are requested to complete the enclosed form of proxy and return it to Computershare Trust Company of Canada at 100 University Avenue, Suite 900, Toronto, Ontario M5J 2Y1, by May 7, 2007.

Please call Georgeson Shareholder Communications Canada Inc. at 1-866-433-7579 should you have any questions with respect to the Annual Meeting.

VOTING INFORMATION

WHO IS SOLICITING MY PROXY?
The management ("Management") of Abitibi-Consolidated Inc. (the "Company") is soliciting your proxy for use at the annual meeting of shareholders of the Company (the "Meeting") to be held on May 8, 2007. In connection with this solicitation, Management is providing you with this information circular (the "Management Proxy Circular").

HOW WILL THE SOLICITATION BE MADE?
The solicitation will be made primarily by mail. You will be required to sign and return the enclosed proxy form to ensure your votes are exercised at the Meeting. The Company has also retained the services of Georgeson Shareholder Communications Canada Inc. to solicit proxies, among other services. The cost of solicitation and such other services is estimated at approximately $45,000 and will be borne by the Company.

WHAT WILL I BE VOTING ON?
At this year's Meeting, you will be voting on:
   1)   THE ELECTION OF DIRECTORS OF THE COMPANY;
   2)   THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S AUDITORS;
        AND
   3)   THE AMENDMENTS TO THE COMPANY'S STOCK OPTION PLAN.

HOW WILL THESE ISSUES BE DECIDED?
A simple majority of votes cast, either by proxy or in person, will constitute approval of each of the items specified in this Management Proxy Circular.

HOW MANY VOTES DO I HAVE?
Each shareholder is entitled to one vote for each common share held at the close of business on March 27, 2007, being the record date.

The list of shareholders entitled to vote will be available for inspection on and after March 27, 2007, during usual business hours, at the office of Computershare Trust Company of Canada and at the Meeting.

HOW MANY SHARES ARE ELIGIBLE TO VOTE?
The number of common shares outstanding on March 27, 2007 will be equal to the number of eligible votes. On March 6, 2007, the Company had 440,174,994 common shares outstanding.

ARE THERE ANY PRINCIPAL SHAREHOLDERS?
As of March 6, 2007, to the knowledge of the directors and officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, 10% or more of the Company's outstanding common shares, except the following:

     -   Quebecor  Inc.   ("Quebecor")   which  is  the  registered  holder  of
         44,821,024 common shares representing approximately 10.18% of the Company's outstanding common shares; and

     - Third Avenue Management LLC ("TAM") may be deemed, by virtue of Rule 13d-3 under the Securities Exchange Act of 1934, to "beneficially own" 44,035,803 common shares, representing 10% of the Company's outstanding common shares. TAM is the owner of record of these common shares in its capacity of investment adviser to certain clients. Those clients have the right to receive the proceeds from the sale of such common shares.

WHO COUNTS THE VOTES AND IS IT CONFIDENTIAL?
Proxies are counted by the transfer agent of the Company, namely Computershare Trust Company of Canada (the "Transfer Agent").

The Transfer Agent preserves the confidentiality of individual shareholder votes except:
a) when the shareholder clearly intends to communicate his or her individual position to Management, and
b)   as necessary to comply with legal requirements.

HOW DO I VOTE?
If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting, or in advance by proxy as explained below. If your shares are held in the name of a nominee, please see the instructions below under the heading "How can a Non-Registered or Beneficial Shareholder vote?"

HOW DO I VOTE IN ADVANCE BY PROXY?
Whether or not you attend the Meeting, you may appoint someone else to vote for you as your proxy holder. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxy holder. THE INDIVIDUALS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS OF THE COMPANY. HOWEVER, YOU MAY APPOINT ANOTHER INDIVIDUAL TO REPRESENT YOU AT THE MEETING, INCLUDING AN INDIVIDUAL THAT IS NOT A SHAREHOLDER. You may do so by striking the names printed on the proxy form and inserting another person's name in the blank space provided or by completing another proxy form. To ensure being counted, the completed proxy forms must be deposited with the Transfer Agent by May 7, 2007.

HOW WILL MY PROXY BE VOTED?
On the proxy form, you may indicate how you want your proxy holder to vote your shares, or you can let your proxy holder decide for you.

If you have specified on the proxy form how you want your shares to be voted on a particular issue (by indicating FOR, AGAINST or WITHHOLD) then your proxy holder must vote your shares accordingly.

If you have not specified on the proxy form how you want your shares to be voted on a particular issue, then your proxy holder may vote your shares as he or she sees fit.

UNLESS CONTRARY INSTRUCTIONS ARE PROVIDED, COMMON SHARES REPRESENTED BY PROXIES RECEIVED BY MANAGEMENT, WILL BE VOTED:

1)   FOR THE ELECTION OF DIRECTORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR;
2) FOR THE APPOINTMENT OF THE AUDITORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITORS' REMUNERATION; AND
3)   FOR THE APPROVAL OF THE AMENDMENTS TO THE COMPANY'S STOCK OPTION PLAN.

WHAT IF AMENDMENTS OR OTHER MATTERS ARE BROUGHT TO THE MEETING?
The enclosed proxy form gives the individuals named on it the authority to use their discretion in voting on amendments to or variations of matters identified in the notice of meeting and other matters, which may come before the Meeting. At the time of printing this Management Proxy Circular, Management knows of no such amendments, variations or other matters. If any matters, which are not now known, should properly come before the Meeting, the individuals named in the proxy form will vote on such matters in accordance with their best judgment.

WHAT IF I WANT TO REVOKE MY PROXY?
You can revoke your proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this written statement to the registered office of the Company not later than May 7, 2007, or to the Chair of the Meeting on the day of the Meeting or any adjournment, or to the Transfer Agent no later than May 7, 2007.

HOW CAN A NON-REGISTERED OR BENEFICIAL SHAREHOLDER VOTE?
If your common shares are not registered in your own name, then they are being held in the name of an intermediary, which is usually a trust company, a security dealer or broker or another financial institution or in the name of a clearing agency of which the intermediary is a participant. This kind of shareholder is called either a non-registered or a beneficial shareholder or owner.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents, pursuant to National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of Reporting Issuers" ("NI 54-101"), and use this NOBO list for distribution of proxy-related materials directly to NOBOs.

The Company delivers proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from the Transfer Agent. These voting instruction forms are to be completed and returned to the Transfer Agent in the envelope provided or by facsimile. In addition, the Transfer Agent will provide both telephone and internet voting for NOBOs as described on the voting instruction form itself, which contains complete instructions regarding voting procedures. The Transfer Agent will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive.

With respect to OBOs, in accordance with the requirements of NI 54-101, the Company has also distributed copies of the proxy-related materials to the clearing agencies and intermediaries for distribution to such OBOs.

The intermediaries are required to forward the proxy-related materials to a beneficial owner unless he or she has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials. If you are an OBO and have not waived your right to receive the meeting materials, you will either:

    a) receive a proxy, which is signed by the intermediary (typically by a facsimile, stamped signature) and already indicates the number of common shares you beneficially own but that is otherwise uncompleted. You do not need to sign this form. If you wish to submit a proxy, you should properly complete the proxy form and deposit it with the Transfer Agent; or

    b) more typically, receive a voting instruction form, which you must complete and sign in accordance with the directions on the voting instruction form provided by the Transfer Agent.

The majority of brokers now delegate the responsibility for obtaining voting instructions to ADP Investor Communications ("ADP"). ADP typically will send a proxy form by mail and ask that it be returned to them (the ADP form also allows voting by telephone and Internet). ADP tabulates the results and provides the instructions to the brokers respecting the voting of shares to be represented at the Meeting. As a beneficial owner, a proxy form received from ADP cannot be used to vote your shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have your shares voted.

HOW CAN A NON-REGISTERED SHAREHOLDER VOTE AT THE MEETING?
Should you wish to attend and vote at the Meeting in person (or have another person attend and vote on your behalf), simply strike out the names of the persons indicated in the proxy form and insert your (or such other person's) name in the blank space provided. In the case of a voting instruction form, follow the corresponding directions on the form. IN EITHER CASE, YOU SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF YOUR INTERMEDIARY AND ITS SERVICE COMPANY AND ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF YOUR SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The Company's consolidated financial statements for the year ended December 31, 2006, the report of the auditors thereon and the comparative financial statements for the years ended December 31, 2005 and 2004, which will be placed before the shareholders at the Meeting, are contained in the Company's Annual Report that accompanies this Management Proxy Circular.

2. ELECTION OF DIRECTORS

The articles of the Company stipulate that the board of directors of the Company (the "Board") shall consist of a minimum of 3 directors and a maximum of 21 directors, as determined by the Board from time to time. The size of the Board has been set at 10 directors. The Board may increase or decrease the number of directors between the minimum and the maximum number and may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

Management does not contemplate that any of the nominees named below will be unable to serve as a director, but if this should occur for any reason prior to the Meeting, where the proxy is granted to the Management nominees, the Management nominees reserve the right to vote for other nominees in their discretion unless directed to withhold from voting. Each director will hold office until the next annual meeting or until his or her successor is elected or appointed.

The following table states the name, date of birth and place of residence of each person proposed to be nominated for election as a director, the year in which each proposed nominee first became a director of the Company and the number of common shares of the Company and deferred share units ("DSUs") under the Company's Deferred Share Unit Plan for Non-Executive Directors (as described more fully in the "Compensation of Directors" section below) beneficially owned or over which control or direction, directly or indirectly, was exercised by that person as of March 6, 2007, the investment value of any such common shares and DSUs, the person's principal occupation, business or employment and all of the person's principal occupations, businesses or employments for the past five years.

As you will note from the attached form of proxy, and in accordance with best practices, shareholders may either (i) vote individually for each of the nominees named above as director of the Company or (ii) vote collectively to elect all such nominees as a single slate of directors. A formal ballot will be taken at the Meeting. The Board has adopted a policy requiring that, at any meeting where shareholders vote on the uncontested election of directors, any individual nominee who receives a greater number of votes "withheld" than votes "for" will be required to tender his or her resignation to the Corporate Governance Committee of the Board promptly following the meeting. An "uncontested election" means an election where the number of nominees for election is equal to the number of director positions on the Board. The Corporate Governance Committee of the Board will consider the offer of resignation and, absent special circumstances, will be expected to recommend that the Board accept the resignation. Within 90 days following the Meeting, the Board will announce its decision in a press release, including the reasons for rejecting the resignation, if applicable. Any director who tenders his or her resignation under this policy will not participate in any meeting of the Board and the Corporate Governance Committee of the Board where his or her resignation is considered.

NOMINEES

--------------------------------------------------------------------------------
               Born  in  1951,  Mr.  Anderson  is a  resident  of  Jacksonville
               (Florida).  He is Chairman and CEO of BigWheel  Partners Inc., a
[PHOTOGRAPH    private equity  investment  affiliate of Fenway Partners Inc., a
 OMITTED]      leading  private  investment  firm  in New  York  with  U.S.$1.4 billion under management.  He attended  Stanford  University and graduated with his BS in Mechanical Engineering, and received an
               MBA with Distinction from Harvard Business School in 1977. He is currently a member of the Board of  Trustees  of North  American
               Electric Reliability  Corporation,  and of the following Boards:
               Panther Expedited Services,  Inc. and Gemini Traffic Sales, Inc.
               He is also the  Chairman of the Board of  Directors of Road Link
               USA, Inc.
JOHN Q.        -----------------------------------------------------------------
ANDERSON                                         PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY          COMMITTEE
May 2006       -----------------------------------------------------------------
               Board of          3/3     100%      None               None
Independent    directors(4)
               --------------------------------
               Special
               meetings(4)       2/2     100%
               --------------------------------
               Audit(5)          4/4     100%
               --------------------------------
               Environment,      1/1     100%
               Health and
               Safety(6)
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year   Common     DSUs(3)  Total      Investment      Minimum
                      Shares(2)           Common     Value of        Required
                                          Shares     Common          (as of
                                          and DSUs   Shares and      Jan. 1,
                                                     DSUs            2007)
               -----------------------------------------------------------------
               2006   6,147      17,001   23,148    U.S.$73,895.73  U.S.$150,000
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
               Born in 1953, Mr. Black is a resident of Montreal  (Quebec).  He is currently the Chairman of the Board of Interinvest Consulting
[PHOTOGRAPH    Corporation  of  Canada,  a global  money  management  firm with
 OMITTED]      offices in Montreal, Boston, Bermuda and Switzerland.  Mr. Black
               holds a Doctorate in Medicine  from McGill  University  and is a member of the Montreal Society of Financial  Analysts (MSFA) and
               the Chartered Financial Analyst (CFA) Institute.  Mr. Black also sits on the Boards of Directors of Amorfix  Life  Sciences  Ltd.
               and RPMH Global Marco Fund,  Wi2Wi Inc.,  Les  Aliments  SoYummi
               Inc., la Fondation de l'Institut de Cardiologie de Montreal,  is
               a member of the Advisory  Council of The Paul H. Nitze School of
               Advanced International Studies of John Hopkins University, and a
               member  of the  Board of  Trustees  of the  Washington  National
               Opera.
HANS P. BLACK  -----------------------------------------------------------------
                                                 PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY          COMMITTEE
January 2005   -----------------------------------------------------------------
               Board of          7/7     100%    Amorfix Life      o Audit
Independent    directors                         Sciences Ltd.     o Chair,
                                                 (2006-present)      Corporate
                                                                     Governance
               -----------------------------------------------------------------
               Special                           Nymox             o Chairman,
               meetings          3/3     100%    Pharmaceutical      Audit
                                                 Corporation
                                                 (1999-2006)
               -----------------------------------------------------------------
               Audit             8/8     100%    RPMH Global Marco   None
               -------------------------------         Fund
               Human             8/8     100%      (2007-present)
               Resources &
               Compensation
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year   Common     DSUs(3)  Total     Investment      Minimum
                      Shares(2)           Common    Value of        Required
                                          Shares    Common          (as of
                                          and DSUs  Shares and      Jan. 1,
                                                    DSUs            2007)
               -----------------------------------------------------------------
               2006   15,001(7)  0        15,001    U.S.$62,069.00  U.S.$150,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               Born in 1947, Mr. Bougie is a resident of Montreal (Quebec).  He was  President and Chief  Executive  Officer of  Alcan Inc. from
[PHOTOGRAPH    1993 to 2001,  at which  time he  retired.  He holds a degree in
 OMITTED]      business  administration  as  well  as a  law  degree  from  the
               Universite  de  Montreal,  where he also  received  an  honorary doctorate in 2001. He was made an Officer of the Order of Canada in 1994. He currently  serves on the Boards of Directors of Nova
               Chemicals  Inc. and McCain Foods Ltd. In  addition,  Mr.  Bougie
               chairs  or  sits  on  a  number  of  advisory   committees   and
               foundations, including the International advisory council of CGI
               Group Inc. Mr.  Bougie  became Chair of the Board of the Company
JACQUES        on January 1, 2007.
BOUGIE, O.C.   -----------------------------------------------------------------
                                                 PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY          COMMITTEE
October 2004   -----------------------------------------------------------------
               Board of          7/7     100%    Nova Chemicals    o Audit
Independent    directors                         Inc.              o Public
                                                 (2001-present)      Policy and
                                                                     Responsible
                                                                     Care
               -----------------------------------------------------------------
               Special                           Novelis Inc.      o Nominating
               meetings          3/3     100%    (2005-2006)       o Corporate
                                                                     Governance
                                                                   o Customer
                                                                     Relations
               -----------------------------------------------------------------
               Corporate         1/1     100%    RONA Inc.         o Chair,
               Governance(8)                     (2003-2005)         Corporate
               -------------------------------                       Governance
               Environmental,    3/3     100%                      o Audit
               Health and
               Safety
               -------------------------------
               Human             8/8     100%
               Resources &
               Compensation
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year   Common     DSUs(3)  Total     Investment      Minimum
                      Shares(2)           Common    Value of        Required
                                          Shares    Common          (as of
                                          and DSUs  Shares and      Jan. 1,
                                                    DSUs            2007)
               -----------------------------------------------------------------
               2006   40,000     38,072   78,072   U.S.$350,490.86  U.S.$570,000
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
               Born in 1951, Ms. Davidge is a resident of Toronto (Ontario). She is a Partner at Torys LLP, a law firm. She obtained a bachelor's
[PHOTOGRAPH    degree from the  University  of  Toronto.  After  obtaining  her
 OMITTED]      law degree  from Osgoode  Hall Law School,  she joined Torys LLP where she  continues her practice  today as a leading lawyer in mergers and acquisitions, corporate finance and investment funds.
               She has been a member of her firm's  Executive  Committee and is currently  a member  of the  Advisory  Committee  of  University
               College, University of Toronto.
MARLENE        -----------------------------------------------------------------
DAVIDGE                                          PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY          COMMITTEE
April 2001     -----------------------------------------------------------------
               Board of          7/7     100%       None             None
Independent    directors
               -------------------------------
               Special
               meetings          3/3     100%
               -------------------------------
               Corporate         4/4     100%
               Governance
               -------------------------------
               Human             8/8     100%
               Resources &
               Compensation
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year   Common     DSUs(3)  Total     Investment      Minimum
                      Shares(2)           Common    Value of        Required
                                          Shares    Common          (as of
                                          and DSUs  Shares and      Jan. 1,
                                                    DSUs            2007)
               -----------------------------------------------------------------
               2006   16,042     0        16,042    U.S.$85,405.00  U.S.$150,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               Born in 1942, Mr. Davis is a resident of Skanateales (New York).
               He was  the  Chairman  of  the  Board  of  Directors  and  Chief
[PHOTOGRAPH    Executive  Officer  of  Niagara  Mohawk  Power  Corporation,  an
 OMITTED]      electricity  and natural gas utility,  from May 1993 to February
               2002.  Following the sale of Niagara Mohawk in February 2002 and until his retirement in April 2003, Mr. Davis served as Chairman of National  Grid USA and as an  executive  director of National
               Grid (UK). Prior to joining Niagara Mohawk,  from August 1984 to
               February 1990, Mr. Davis was Executive  Deputy  Commissioner  of
               the New York State Energy  Office.  He  currently  serves on the
               Board of  Directors  of  Consol  Energy  Inc.,  on the  Board of
               Trustees  of  Syracuse  University,   and  on  the  Metropolitan
               Development  Foundation of Central New York,  where he serves as
               Chairman  and Chief  Executive  Officer.  Mr.  Davis  received a
               Doctor  of  Science  Degree   (Honoris  Causa)  from  the  State
               University of New York in 2004, a Master of Science  Degree from
               The  George  Washington  University  in 1971 and a  Bachelor  of
               Science degree from the U. S. Naval Academy in 1964.
WILLIAM E.     -----------------------------------------------------------------
DAVIS                                            PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY         COMMITTEE
April 2003     -----------------------------------------------------------------
               Board of          7/7     100%     Consol Energy   o Nominating &
Independent    directors                           Inc. (2004-      Corporate
               -------------------------------      present)        Governance
               Special                                            o Audit
               meetings          3/3     100%
               -------------------------------
               Audit             8/8     100%
               -------------------------------
               Corporate         4/4     100%
               Governance
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year   Common     DSUs(3)  Total     Investment      Minimum
                      Shares(2)           Common    Value of        Required
                                          Shares    Common          (as of
                                          and DSUs  Shares and      Jan. 1,
                                                    DSUs            2007)
               -----------------------------------------------------------------
               2006   29,570     0        29,570  U.S.$174,574.00  U.S.$150,000
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
               Born in 1943, Mr.  Galloway is a resident of Toronto  (Ontario).
               He has been appointed  Chairman of the Board of Bank of Montreal
[PHOTOGRAPH    effective May 1, 2004. Mr. Galloway also serves on the Boards of
 OMITTED]      Directors of E.W.  Scripps  Company,  Shell  Canada  Limited and
               Toromont  Industries  Ltd. Mr.  Galloway  has a B.A.  (Hons.) in
               political  science and economics  from the University of Toronto and an M.B.A.  from Harvard  Business  School.  Mr. Galloway was
               President and CEO of Torstar Corporation from 1988 to 2002 and a founding partner of Canada Consulting Group.
DAVID A.       -----------------------------------------------------------------
GALLOWAY                                         PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY         COMMITTEE
October 2006   -----------------------------------------------------------------
               Board of          1/1     100%     Bank of        o Corporate
Independent    directors(9)                       Montreal         Governance
                                                 (1998-present)  o Compensation
                                                                 o Risk
                                                                   Oversight
               -----------------------------------------------------------------
               Special                            E.W.Scripps      Chairman,
               meetings(9)      None     100%     Company (2002-   Compensation
                                                  present)
               -----------------------------------------------------------------
               Environment,     None     100%     Shell Canada   o Corporate
               Health and                         Limited          Governance
               Safety(10)                        (2006-present)  o Compensation
               -----------------------------------------------------------------
               Human             1/1     100%     Toromont       o Audit
               Resources &                        Industries     o Reserve
               Compensation(11)                   Ltd. (2002-
                                                  present)
                                                --------------------------------
                                                  Corel Corpo-   o Chair,
                                                  ration (2001-    Compensation
                                                  2003)          o Audit
                                                --------------------------------
                                                  Hudson's Bay   o Compensation
                                                  Company        o Corporate
                                                  (2003-2006)      Governance
                                                --------------------------------
                                                  Torstar        Ex-officio
                                                  Corporation    member of all
                                                  (1988-2002)    committees
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year   Common     DSUs(3)  Total     Investment      Minimum
                      Shares(2)           Common    Value of        Required
                                          Shares    Common          (as of
                                          and DSUs  Shares and      Jan. 1,
                                                    DSUs            2007)
               -----------------------------------------------------------------
               2006   36,000     0        36,000   U.S.$84,949.00   U.S.$150,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               Born  in  1949,  Mrs.  Lachapelle  is  a  resident  of  Montreal
               (Quebec).   She  is   currently  a  Corporate   Director  and  a
[PHOTOGRAPH    consultant.   Mrs.  Lachapelle  holds  a  bachelor's  degree  in
 OMITTED]      Business  Administration from  the University of Montreal (HEC).
               She also studied at the  University  of Western  Ontario and the
               Harvard Business  School. She was President and Chief  Executive
               Officer of the  Canadian  Pulp and Paper  Association  from 1994 until  January  2002.  She  currently  serves  on the  Boards of
               Directors  of  Industrielle   Alliance,  Assurance  et  services
               financiers  Inc.,  Russels  Metals Inc.,  Innergex  Power Trust,
               BNP-Paribas (Canada) and Mirabaud Canada Inc. Mrs. Lachapelle is
LISE           also a director of Export Development Canada.
LACHAPELLE     -----------------------------------------------------------------
                                                 PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY         COMMITTEE
April 2002     -----------------------------------------------------------------
               Board of          7/7     100%     Industrielle    o Corporate
Independent    directors                          Alliance,         Governance
               -------------------------------    Assurance et      and Human
               Special                            services          Resources
               meetings          3/3     100%     financiers Inc. o Investment
                                                  (1995-present)
               -----------------------------------------------------------------
               Audit             8/8     100%     Russels Metals  o Corporate
                                                    Inc. (1996-     Governance
                                                    present)        & Nominating
                                                                  o Environment,
                                                                    Health and
                                                                    Safety
               -----------------------------------------------------------------
               Chair,            3/3     100%     Innergex Power  o Chair,
               Environment,                         Trust (2003-    Corporate
               Health and                            present)       Governance
               Safety                                             o Acquisition
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year   Common     DSUs(3)  Total     Investment      Minimum
                      Shares(2)           Common    Value of        Required
                                          Shares    Common          (as of
                                          and DSUs  Shares and      Jan. 1,
                                                    DSUs            2007)
               -----------------------------------------------------------------
               2006   3,997      13,914   17,911   U.S.$98,350.26  U.S. $150,000
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
               Born  in  1944,  Mr.  Lukassen  is  a  resident   of Mississauga
               (Ontario).  He is  currently a Corporate  Director and serves on
[PHOTOGRAPH    the Boards of  Directors  of The North West Company and Spinrite
 OMITTED]      Income Fund.  After articling with Price Waterhouse in Montreal, he obtained his Chartered  Accountant  degree in 1967. He joined the Hudson's Bay Company (HBC) in 1975 and was appointed  Senior
               Vice-President  Finance  and  Administration  in  1987  and  was
               Executive  Vice-President  and Chief Financial Officer from 1989 until his  retirement in 2001. He was also a member of the Board
GARY J.        of Directors of HBC from 1987 to 2001.
LUKASSEN       -----------------------------------------------------------------
                                                 PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY         COMMITTEE
April 2003     -----------------------------------------------------------------
               Board of          7/7     100%     The North       o Chairman,
Independent    directors                          West              Audit
               -------------------------------    Company         o Human
               Special                            (1987-present)    Resources &
               meetings          3/3     100%                       Compensation
               -----------------------------------------------------------------
               Chair, Audit      8/8     100%     Spinrite        o Chairman,
                                                  Income Fund       Audit
                                                  (2004-          o Compensation
                                                  (present)         & Corporate
                                                                    Governance
               -----------------------------------------------------------------
               Environment,      3/3     100%     Stelco Inc.     o Audit
               Health and                         (2002-2006)     o Pension
               Safety
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year   Common     DSUs(3)  Total     Investment      Minimum
                      Shares(2)           Common    Value of        Required
                                          Shares    Common          (as of
                                          and DSUs  Shares and      Jan. 1,
                                                    DSUs            2007)
               -----------------------------------------------------------------
               2006   16,570     4,856    21,426  U.S.$126,530.21  U.S. $150,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               Born in 1930, Mr. Tory is a resident of Toronto (Ontario). He is currently  a director of The  Woodbridge  Company  Limited,  The
[PHOTOGRAPH    Thomson Corporation and Rogers Communications Inc. Called to the
 OMITTED]      Bar in 1954 and appointed Queen's Counsel in 1965, he was Deputy
               Chairman  of The  Thomson  Corporation  from  1978 to  1997  and
               President of Woodbridge from 1973 to 1998
JOHN A.        -----------------------------------------------------------------
TORY, c.r.                                       PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY         COMMITTEE
April 1965     -----------------------------------------------------------------
               Board of          7/7     100%     The Thomson     o Human
Independent    directors                          Corporation       Resources
               -------------------------------    (1978-present)
               Special
               meetings          3/3     100%
               -------------------------------
               Corporate         4/4     100%
               Governance
               -----------------------------------------------------------------
               Chair, Human      8/8     100%     Rogers          o Executive
               Resources &                        Communications  o Nominating
               Compensation                       Inc. (1979-     o Corporate
                                                  present)          Governance
                                                                  o Compensation
                                                                  o Finance
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year  Common    DSUs(3) Total     Investment        Minimum
                     Shares(2)         Common    Value of          Required
                                       Shares    Common            (as of
                                       and DSUs  Shares and        Jan. 1,
                                                 DSUs              2007)
               -----------------------------------------------------------------
               2006  91,000    77,841  168,841  U.S.$1,587,296.70  U.S. $150,000
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
               Born in 1946, Mr. Weaver is a resident of Montreal (Quebec).  He
[PHOTOGRAPH    is President  and Chief  Executive  Officer of the  Company.  He
 OMITTED]      graduated  with a Ph.D.  from the Institute of Paper Science and
               Technology.  He was Chairman of The Forest Products  Association
               of Canada in 2002 and 2003.
JOHN W.        -----------------------------------------------------------------
WEAVER                                           PUBLIC BOARD MEMBERSHIP DURING
               BOARD/COMMITTEE   ATTENDANCE(1)        LAST FIVE YEARS
Director       MEMBERSHIP                        -------------------------------
Since:                                            COMPANY         COMMITTEE
April 1999     -----------------------------------------------------------------
               Board of          7/7     100%       None            None
Non            directors
Independent    -------------------------------
               Special
               meetings          3/3     100%
               -----------------------------------------------------------------
               SECURITIES HELD
               -----------------------------------------------------------------
               Year  Common     DSUs(3)  Total     Investment        Minimum
                     Shares(2)           Common    Value of          Required
                                         Shares    Common            (as of
                                         and DSUs  Shares and        Jan. 1,
                                                   DSUs              2007)
               -----------------------------------------------------------------
               2006  121,223    152,076  273,299   $3,167,226.72     $2,700,000
--------------------------------------------------------------------------------

(1) Record of attendance for each director at meetings of the board and its committees during the 12-month period ended December 31,2006.
(2)  Common Shares held by the directors as of December 31,2006.
(3)  DSUs held by the directors as of December 31,2006.
(4)  Mr. Anderson was elected to the Board on May 9, 2006.
(5)  Mr. Anderson was appointed to the Audit Committee on May 9, 2006.
(6) Mr. Anderson was appointed to the Environmental, Health and Safety Committee on May 9, 2006.
(7) On March 5, 2007, Mr. Black purchased 10,000 common shares of the Company at a price of $3.23 per share, for a total of 25,001 common shares with a total investment value of U.S.$89,784.80.
(8) Mr. Bougie was appointed to the Corporate Governance Committee as Chair on January 1, 2007. However, he participated to the meeting of the Corporate Governance Committee of December 12, 2006.
(9) Mr. Galloway was appointed to the Board on October 24, 2006. No special meeting of the Board was held in 2006 after his appointment.
(10) Mr. Galloway was appointed to the Environmental, Health and Safety Committee on October 24, 2006. No meeting of the Environmental, Health and Safety Committee was held in 2006 after his appointment.
(11) Mr. Galloway was appointed to the Human Resources and Compensation Committee on October 24, 2006.

Yearly, after the election of directors at the annual meeting of the shareholders, the Corporate Governance Committee recommends to the Board the nomination of Board members to each of the committees of the Board. Following each meeting, the Board conducts "in camera" sessions, at which no Management directors or members of Management are present. The "in camera" sessions are intended not only to encourage the Board to fully and independently fulfill its mandate, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board towards the Company.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES
Other than as disclosed below, to the knowledge of Management, no proposed director of the Company:

    a) is, as at the date of this Management Proxy Circular or has been, within 10 years before the date of this Management Proxy Circular, a director or executive officer of any company that, while that person was acting in that capacity:

         (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

         (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

         (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

    b) has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Gary J. Lukassen was a director of Stelco Inc., a Canadian steel producer, until March 31, 2006. On January 29, 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a Court-supervised restructuring under the COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA"), in order to restore its financial health and competitive position in the North American steel industry. Stelco Inc. emerged from CCAA protection at the end of the day on March 31, 2006.

Jacques Bougie was a director of Novelis Inc. until October 21, 2006. Up and until October 26, 2006, Novelis Inc. was subject to a cease trade order issued by the Ontario Securities Commission on December 1, 2005 and the AUTORITE DES MARCHES FINANCIERS (Quebec) on December 5, 2005 for Novelis' failure to timely file its 2005 third quarter financial results.

David Galloway, as a result of Torstar Corporation's 40% ownership in ITI Education Corporation, was a director of ITI Education Corporation when it voluntarily agreed, on August 16, 2001, to the appointment of Ernst & Young as interim receiver of its property and assets.

COMPENSATION OF DIRECTORS
Each year, the Corporate Governance Committee reviews the compensation paid to non-Management directors. Over the course of 2006, the Board engaged an independent consultant, namely Korn/Ferry International, to gather information and provide advice and counsel on the compensation paid to non-Management directors. Further to such review and benchmarking with the same comparators group than for executive compensation, it was decided by the Board, effective as of January 1, 2007, to modify the Directors' Compensation Plan (i) to revise the retainers and fees payable to the directors; and (ii) to remove the annual share award. The compensation earned by non-Management directors of the Company for their services during the most recently completed financial year as well as the revised compensation payable to such non-Management directors effective as of January 1, 2007 are described below:

-------------------------------------------------------------------------------------------------------------
                                    Effective until December 31, 2006      From January 1, 2007
-------------------------------------------------------------------------------------------------------------
ANNUAL RETAINER
  DIRECTORS                          $25,000                               U.S. $50,000 (2)
  AUDIT COMMITTEE CHAIR              $10,000                               U.S. $10,000 (2)
  AUDIT COMMITTEE MEMBERS             $3,000                               U.S.  $3,000
  CHAIR OF OTHER COMMITTEES           $6,000                               U.S.  $6,000
  CHAIR OF THE BOARD                $150,000                               U.S.$190,000
-------------------------------------------------------------------------------------------------------------
SHARE AWARD
  DIRECTORS                         $25,000 worth of shares annually(1)    No share award
  CHAIR OF THE BOARD                $35,000 worth of shares annually(1)    No share award
                                    Hold period: 2 years or DSUs
-------------------------------------------------------------------------------------------------------------
MEETING FEES
  BOARD AND COMMITTEES              $1,200 per meeting attended in         U.S.$1,200 per meeting attended in
                                    person (not paid to Chair of the       person
                                    Board)                                 U.S.$600 per meeting attended by
                                    $600 per meeting attended by           telephone
                                    telephone (not paid to Chair of the
                                    Board)
-------------------------------------------------------------------------------------------------------------
RETIREMENT BENEFITS
                                    Retirement benefits are not provided to directors who became directors after April 20, 2000. Directors who joined the Board prior to that date are still eligible to receive retirement benefits for 5 years after their retirement from the Board.
-------------------------------------------------------------------------------------------------------------
TRAVEL FEES
                                    $1,200 if air travel time from         U.S.$1,200 if air travel time from
                                    director's principal residence to      director's principal residence to
                                    meeting location is more than 3        meeting location is more than 3
                                    hours.                                 hours.
-------------------------------------------------------------------------------------------------------------
OTHERS
                                   - Related travel and out-of pocket      Related travel and out-of pocket
                                     expenses are reimbursed;              expenses are reimbursed.
                                   - Non-Canadian resident directors
                                     are paid the same nominal dollar
                                     amounts but in U.S. currency.
-------------------------------------------------------------------------------------------------------------

(1)    Rounded up to the closest number of shares.
(2) The annual retainer will be paid on the following basis: half will be paid in DSUs until the three times annual retainer investment objectives in securities of the Company is reached for each director at which time it could be paid either in cash or DSUs.

Following a decision of the Board, options are no longer granted under the Company's Directors' Stock Option Plan since 2004.

Mr. Weaver, President and Chief Executive Officer of the Company, did not receive any additional compensation for his services as a director of the Company.

The total amount of compensation paid to the directors of the Company for the period from January 1, 2006 and December 31, 2006 was $810,104, paid as follows:

----------------------------------------------------------------------------------------------------------------------------------

    DIRECTOR        COMPENSATION     ANNUAL      COMMITTEE      SHARE        BOARD      COMMITTEE    TRAVEL FEES   OTHERS   TOTAL
                   ELECTION: 2006   RETAINER   RETAINER ($)     AWARD       MEETING      MEETING         ($)        ($)      ($)
                                       ($)                       ($)        FEES ($)     FEES ($)

----------------------------------------------------------------------------------------------------------------------------------
J. Q.             100% DEFERRED       18,907       2,251        25,000       5,445        6,126           -          -     57,729
ANDERSON(1),(2)   (DSUS)
----------------------------------------------------------------------------------------------------------------------------------
H. P. BLACK       100% CASH           25,000       3,000        25,000      10,200       18,000           -          -     81,200
----------------------------------------------------------------------------------------------------------------------------------
J. BOUGIE(3)      100% DEFERRED       25,000                    25,000      10,200       14,400                            74,600
                  (DSUS)
----------------------------------------------------------------------------------------------------------------------------------
M. DAVIDGE        100% CASH           25,000         -          25,000      10,200       13,800           -          -     74,000
----------------------------------------------------------------------------------------------------------------------------------
W. E. DAVIS(2)    100% CASH           28,359       3,403        25,000      11,571       14,293         4,099        -     86,725
----------------------------------------------------------------------------------------------------------------------------------
R. DROUIN(4)      33% DEFERRED       150,000         -          35,000         -            -             -          -    185,000
                  (DSUS), 67% CASH
----------------------------------------------------------------------------------------------------------------------------------
D. A.             100% CASH            6,250         -            -          1,200        1,200           -          -      8,650
GALLOWAY(5)
----------------------------------------------------------------------------------------------------------------------------------
L. LACHAPELLE     100% CASH           25,000       9,000        25,000      10,200       12,000           -          -     81,200
----------------------------------------------------------------------------------------------------------------------------------
G. J. LUKASSEN    100% CASH           25,000      10,000        25,000      10,200       12,000           -          -     82,200
----------------------------------------------------------------------------------------------------------------------------------
J. A. TORY        100% DEFERRED       25,000       6,000        25,000       9,600       13,200           -          -     78,800
                  (DSUS)
----------------------------------------------------------------------------------------------------------------------------------
J. W. WEAVER(6)          -              -            -            -            -            -             -          -         -
----------------------------------------------------------------------------------------------------------------------------------

(1) Mr. Anderson was elected to the Board of directors and appointed to the Audit Committee and the Environment, Health and Safety Committee on May 9, 2006.
(2) Except for the share awards, Messrs Anderson and Davis, being US residents, received their compensation in US dollars, in an amount equal to the amount paid in Canadian dollars to the directors who are Canadian residents.
(3) Mr. Bougie became Chair of the Board and was appointed to the Corporate Governance Committee as Chair as of January 1, 2007.
(4)  Mr. Drouin retired as a director as of January 1, 2007.
(5) Mr. Galloway was appointed to the Board, the Environment, Health and Safety Committee and the Human Resources and Compensation Committee on October 24, 2006.
(6) Mr. Weaver, President and Chief Executive Officer of the Company, did not receive any additional compensation for his services as director of the Company.

DIRECTORS' SHARE OWNERSHIP REQUIREMENTS
To ensure that non-Management directors' compensation is aligned with shareholders' interest, directors are required to meet stock ownership guidelines of investment of three times the total amount of their annual retainers as directors and award under the Directors' Share Award Plan within five years of their initial nomination to the Board. As part of the revised Directors' Compensation Plan and effective January 1, 2007, half of the annual retainer as non-Management Directors will be paid in the form of DSUs pursuant to a Deferrred Share Unit Plan (the "Deferred Plan") until the directors meet the stock ownership guidelines of three times the total amount of their annual retainer. Once his or her objectives have been reached, a director will have the option to get his or her annual retainer paid in cash or in DSUs.

Under the Deferred Plan, the number of DSUs to be credited quarterly to each participating director's account is determined by dividing the amount to be received as DSUs (such amount not exceeding, on a quarterly basis, 25% of the director's annual retainer, meeting fees and awards), by the fair market value of a common share on the crediting date (as determined under the Deferred
Plan). After termination of Board service, directors will receive an amount equal to the number of DSUs credited to their account (including the value of dividends, if any, as if reinvested in additional units) multiplied by the then fair market value of the common shares (as determined under the Deferred Plan).

As of December 31, 2006, a total of 254,327 shares were held by non-Management directors. During 2006, 91,680 DSUs were credited to the respective accounts of the non-Management directors who elected to participate in the Deferred Plan and as of December 31, 2006, there were 272,636 DSUs outstanding under the Deferred Plan. During 2006, the purchase by directors of shares of the

Company on the market was prohibited under the Company's Insider Trading Policy during a significant period of the year.

3. APPOINTMENT OF AUDITORS

On the recommendation of the Audit Committee, the Board proposes that PricewaterhouseCoopers LLP ("PwC") be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders at such compensation as may be fixed by the Audit Committee. SHAREHOLDERS WILL BE ASKED AT THE MEETING TO APPROVE THE REAPPOINTMENT OF THE AUDITORS AND SUCH REAPPOINTMENT WILL BECOME EFFECTIVE ONLY IF APPROVED BY HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT THEREOF.

AUDITORS' FEES
In 2006 and 2005, the aggregate amounts billed for professional services rendered by the Company's auditors, PwC, to the Company and its subsidiaries were approximately as follows:

-------------------------------------------------------------------------------
FEES IN MILLIONS OF DOLLARS                                  2006         2005
-------------------------------------------------------------------------------
AUDIT FEES                                                   $2.9         $1.4
-------------------------------------------------------------------------------
AUDIT-RELATED FEES                                           $0.6         $0.3
-------------------------------------------------------------------------------
TAX FEES                                                     $0.2         $0.2
-------------------------------------------------------------------------------
ALL OTHER NON-AUDIT FEES                                      $0           $0
-------------------------------------------------------------------------------
TOTAL                                                        $3.7         $1.9
-------------------------------------------------------------------------------

"Audit fees" are fees for professional services for the audit of the Company's consolidated financial statements, the Management's assessment on the effectiveness of internal control over financial reporting and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 and review of quarterly financial statements, services that are normally provided by PwC in connection with statutory and regulatory filings or engagements or any other services performed by PwC to comply with generally accepted auditing standards; "audit-related fees" are fees for assurance and related services that are typically performed by the independent public accountant; "tax fees" are fees for tax compliance, tax advice and tax planning; and "non-audit fees" are fees for any services not included in the first three categories.

AUDITORS' INDEPENDENCE
The Audit Committee evaluates on a yearly basis the independence of the Company's auditors and has concluded that PwC is deemed independent.

POLICY AND PROCEDURES FOR PRE-APPROVAL OF AUDITORS' SERVICES
The Audit Committee has adopted a policy and procedures regarding the engagement of the Company's auditors, which are summarized below.

At the mid-year meeting of the Audit Committee, the auditors submit for approval to the Audit Committee an engagement letter outlining the scope of the audit services, including all statutory engagements as required under securities and corporate laws, proposed to be performed during the fiscal year. This letter of engagement must include a fee proposal for all audit services proposed to be rendered during the fiscal year. This letter of engagement must also outline the scope of the services proposed to be performed in connection with the interim review of the quarterly consolidated financial statements for the first and second quarters of the following fiscal year, prior to the appointment of PwC as auditors by the shareholders at the Company's next annual meeting. In addition, the engagement letter may include a specific list of permissible audit-related and non-audit services that are generally expected and necessary in the normal course of the Company's business, and that Management recommends the Audit Committee engage the auditors to provide.

At the request of Management, the Audit Committee may approve additional audit services and permissible audit-related and non-audit services. In such circumstances, the auditors must issue separate engagement letters for each additional service. Such engagement letters must confirm to the Audit
Committee, and Management also confirms that the proposed services are permissible under all applicable securities legislation or regulations.

To ensure the prompt handling of day-to-day tax-related matters, Management may request the Audit Committee to pre-approve a maximum periodic amount of tax-related services that may be rendered by the auditors on a pre-identified list of specific tax-related matters for the next quarter.

To ensure the prompt handling of unexpected matters, the Audit Committee delegates to its Chair the authority to approve additional audit services and permissible audit-related and non-audit services. Based on the materiality of the proposed services, the Chair may decide that a special meeting of the Audit Committee is necessary in order to appropriately assess the proposal. The Chair reports any action taken to the Audit Committee at its next regular meeting.

The Audit Committee is informed quarterly as to the status and estimated fees regarding services actually provided by the auditors pursuant to these pre-approval procedures.

The auditors and Management must ensure that all audit, audit-related and non-audit services provided to the Company have been approved by the Audit Committee. The Vice-President and Corporate Controller is responsible for tracking all auditors' fees against the estimates for such services and reporting to the Audit Committee every quarter.

As required by the U.S. SARBANES-OXLEY ACT OF 2002 (the "Sarbanes-Oxley Act"), all audit, audit-related and non-audit services rendered by PwC pursuant to engagements entered into since May 6, 2003 are pre-approved by the Audit Committee pursuant to these pre-approval procedures. In 2006, no audit-related and non-audit services rendered by the auditors were required to be approved by the Audit Committee pursuant to the DE MINIMIS exception set out in paragraph
(c)(7)(i)(C) of Rule 2-01 of Regulation S-X and article 2.4 of the Multilateral Instrument 52-110, entitled "Audit Committees."

AUDIT PARTNER ROTATION
In accordance with the Sarbanes-Oxley Act, the Company and PwC both have as a policy that the lead (or coordinating) audit partner and the quality review partner of the external auditors are to be rotated off the audit engagement after five years and are subject to a "cooling-off" period of five years. All other audit partners are to be rotated off after seven years, with a two-year "cooling-off" period between engagements.

COMPANY POLICY ON HIRING CURRENT AND FORMER EMPLOYEES OF THE COMPANY'S EXTERNAL AUDITORS
The Company has adopted a policy on this matter in accordance with the requirements of the Sarbanes-Oxley Act, the New York Stock Exchange standards and Multilateral Instrument 52-110, entitled "Audit Committees." The Audit Committee reviews this policy on a yearly basis.

4. AMENDMENTS TO STOCK OPTION PLAN

On January 1, 2005, the Toronto Stock Exchange ("TSX") adopted a number of amendments to the TSX Company Manual (the "TSX Amendments"), including new policies and requirements regarding security-based compensation plans. On June 6, 2006, the TSX issued a staff notice indicating that by June 30, 2007, each reporting issuer must formulate a detailed amendment provision in its stock option plan, failing which, all future amendments, including those considered to be of a "housekeeping" nature, would require shareholder approval.

Further to the TSX Amendments, the Board has adopted a resolution in order to update and restate the Stock Option Plan (hereinafter, the "Amended Stock Option Plan"). The purpose of the amendments is to more clearly distinguish in the Amended Stock Option Plan between the type of amendments that will require shareholder approval and those which can be made by the Board without shareholder approval. All amendments would continue to be subject to any required regulatory review or approval. The ratification and confirmation of these amendments by the shareholders of the Company is solicited by this Management Proxy Circular.

Under the proposed Amended Stock Option Plan, the Board may, in its sole discretion, amend, suspend or terminate the Amended Stock Option Plan at any time, without shareholders approval, subject to regulatory approval, except for amendments that would (i) increase the maximum number of common shares that may be issued under the Amended Stock Option Plan; (ii) change the manner of determining the minimum option price; (iii) reduce the exercise price of options granted; (iv) extend the option period of any granted option beyond its original expiry date; (v) change the definition of "Eligible Employees" under the Amended Stock Option Plan; or (vi) permit options to be transferable or assignable other than for normal estate settlement purposes. Under the proposed Amended Stock Option Plan, shareholder approval will continue to be required for the amendments set forth in items (i), (ii), (iii), (v) and (vi). As for item (iv), shareholder approval will also continue to be required for any amendment that may extend the option period beyond its original expiry date, subject to any applicable extension period of 10 business days in the event such expiry date occurs during a Blackout Period (as defined in the Amended Stock Option Plan) or within less than 10 business days of the expiration of a Blackout Period.

Subject to the foregoing proposed amendments, for which shareholder approval will be required, the Board may continue to make all other amendments to the Amended Stock Option Plan without shareholder approval, including, without limitation for the purpose of:

    a) amendments of a "housekeeping" nature, which include, without limitation, any amendments to remove any ambiguity or to correct or supplement any provision contained in the Amended Stock Option Plan which, in the opinion of the Board, may be incorrect or incompatible with any other provision of the Amended Stock Option Plan, or to ensure continued compliance with applicable laws, regulations, rules or policies of any regulatory authority (including, without limitation, the TSX) or to accounting or auditing requirements;

    b) a change to the terms, conditions and mechanics of grant, vesting, exercise and early expiry provisions under the Amended Stock Option Plan;

    c) a change to the termination provisions of an option or of the Amended Stock Option Plan which does not entail an extension beyond the original expiration date; and

    d) the addition of another cashless exercise feature payable in cash or securities so long as the feature provides for the full deduction of the number of underlying common shares from the total number of common shares subject to the Amended Stock Option Plan.

The Amended Stock Option Plan provides that if the term of an option of a participant under the Amended Stock Option Plan expires during a Blackout Period or within less than 10 business days of the expiration of a Blackout Period, then the term of an option or the unexercised portion thereof shall be extended for 10 business days after the expiration of the Blackout Period.

Pursuant to the Amended Stock Option Plan, the Company has elected to change the name of the Stock Option Plan to the "Amended and Restated Stock Option Plan."

The Amended Stock Option Plan is subject to the prior approval of the TSX. The TSX has conditionally approved the Amended Stock Option Plan on March 29, 2007, subject to ratification by the shareholders at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve with or without amendment, the following resolution:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of the Company, that the amendments to the Stock Option Plan, which include but are not limited to a change of the name of the "Stock Option Plan" to the "Amended and Restated Stock Option Plan", a change to the amendment procedures of the Stock Option Plan and the addition of a provision relating to options expiring during a Blackout Period, the whole as more particularly described in the Management Proxy Circular of the Company dated March 6, 2007, be and the same is hereby ratified and approved."

Such ratification and confirmation requires approval by resolution passed by a majority of the votes cast by the shareholders, present or represented by proxy, and entitled to vote at the Meeting. The Board recommends that shareholders vote for the ratification and confirmation of the resolution adopting the Amended Stock Option Plan. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the ratification and confirmation of the resolution unless otherwise directed by the shareholders appointing them. If the Amended Stock Option Plan is not ratified and confirmed by ordinary resolution of the shareholders or if the Amended Stock Option Plan does not receive regulatory approval, such amendment will not become effective.

5. OTHER BUSINESS

The Company knows of no matter to come before the Meeting other than the matters referred to above and in the notice of meeting.

REPORT  OF  THE  HUMAN  RESOURCES  AND  COMPENSATION   COMMITTEE  ON  EXECUTIVE
COMPENSATION

It is the responsibility of the Human Resources and Compensation Committee (the "HRC Committee") to make recommendations to the Board on all major compensation policies of the Company and to oversee all aspects of compensation and career development for its senior executives. The HRC Committee also initiates the annual review by the Board of the performance evaluation and compensation of the President and Chief Executive Officer. In addition, the HRC Committee supervises the administration, investment strategy and solvency of the Company's pension funds. A copy of the written charter setting out the HRC Committee's responsibilities may be found on the Company's website at www.abitibiconsolidated.com.

COMPOSITION OF THE HRC COMMITTEE
As of March 6, 2007, the members of the HRC Committee are: MESSRS. HANS P. BLACK, JACQUES BOUGIE, DAVID A. GALLOWAY, JOHN A. TORY (CHAIR) AND MRS. MARLENE DAVIDGE, all of whom are independent, as required by securities laws and regulations. These members are neither employees nor former employees of the Company and there are no interlocking relationships between the members of the Committee and any of the Company's executives. The HRC Committee invites the President and Chief Executive Officer of the Company to attend meetings and to provide advice and consultation as required. The committee asks Management to withdraw from the meeting when the circumstances so require and an "in camera" session is held at each meeting.

EXECUTIVE COMPENSATION ADVISORY SERVICES
The HRC Committee engages independent consultants to gather information and provide advice and counsel on various executive compensation matters. Over the course of fiscal year 2006, the HRC Committee engaged Mercer Human Resource Consulting and Ken Hugessen Consulting to provide executive compensation consulting services to the Committee in order to ensure that the current compensation strategy is designed to attract and retain qualified executives and motivate them to achieve superior results.

The mandate of the consultants, who worked together, was to evaluate and provide recommendations on the overall design and competitive positioning of the Company's compensation plans for executives. As part of this process, the committee reviewed proxy compensation data for a peer group of North American forest products companies similar in size, as well as for a group of other large Canadian corporations similar in size (based on annual revenues and market capitalization). In addition, the committee mandated the consultants to review and provide commentary on the Company's incentive compensation plans for executives. Based on this review, revised short term and long term incentive compensation plans for executives have been developed for implementation in fiscal year 2007. These revised plans, which are described in the following sections, are intended to reward performance as measured against the Company's internal strategic and operational objectives, against the performance of the industry peers, and based on the principle of sustained shareholder value creation over the longer term. While external information and advice have been used in the development of the Company's executive compensation plans, the HRC Committee and the Board retain together the full responsibility for all decisions related to these plans as well as their implementation.

COMPENSATION PHILOSOPHY
The Company's philosophy and strategy regarding executive compensation recognize the value added by a highly skilled and committed management team. The skills and impact of this group are essential for the successful management of the Company and for the formulation and implementation of its strategic plan. The compensation package has been designed to meet the following objectives:

    a) to attract team members with superior management ability, insight and judgment;
    b) to retain valued members of the executive team throughout the business cycles typical in the forest products industry;
    c) to ensure that executives recognize the close link between their personal interest and the creation of shareholder value;
    d) to motivate and reward members of the executive group for achieving short-term and long-term results, which will contribute to the prosperity of the Company and its shareholders; and
    e) to have a significant portion linked to the achievement of specific financial measures.

MARKET COMPETITIVENESS
The compensation  competitiveness policy has been defined as follows by the HRC
Committee:

----------------------------------------------------------------------------------------------------------
BASE SALARIES                                                              MEDIAN (50TH PERCENTILE)
----------------------------------------------------------------------------------------------------------
TOTAL CASH COMPENSATION (BASE+SHORT TERM INCENTIVE PLAN "STIP")            50TH PERCENTILE FOR MEDIAN
                                                                           PERFORMANCE
                                                                           75TH PERCENTILE FOR TOP QUARTILE
                                                                           PERFORMANCE
----------------------------------------------------------------------------------------------------------
TOTAL DIRECT COMPENSATION (BASE+STIP+MID & LONG TERM INCENTIVE PLANS       50TH PERCENTILE FOR MEDIAN
"MTIP & LTIP")                                                             PERFORMANCE
                                                                           75TH PERCENTILE FOR TOP QUARTILE
                                                                           PERFORMANCE
----------------------------------------------------------------------------------------------------------

Total Compensation positioning is linked to performance. The variable components (short, mid and long term plans) place a significant amount of employee salary at risk, which allows the Company to pay larger salaries in the years of better corporate performance.

The following are the two guiding principles used to establish and determine the reference market group:

    - In general, compensation is competitive at the local market level. For executives based in or recruited from Canada, the reference market is Canada and for executives based in or recruited from the United States, the reference market is the United States.

    - For those positions unique to the pulp and paper industry, industry specific data is primarily used to determine market competitiveness. For positions of an administrative nature that exist in some form in the majority of organizations, other large Canadian corporations data is used to determine market competitiveness. The companies are selected based on business similarity, geographic breadth of operations, size and because they represent the primary market for the key skills and attributes needed by the Company at the executive level. The group of benchmarking companies is reviewed periodically to ensure its continued relevance.


COMPENSATION STRUCTURE
The Company has developed an ongoing executive compensation package comprised of four principal components: base salary, annual bonus plan, mid-term and long-term incentives, as well as a benefits and perquisites program.

                        ---------------------------------------------------------------------------------------------
                                       SHORT-TERM                          MID-TERM                 LONG-TERM
---------------------------------------------------------------------------------------------------------------------
                                 Base Salary     Annual Incentive                Restricted                    Stock
                                              (maximum potential)           Share Unit Plan              Option Plan
---------------------------------------------------------------------------------------------------------------------
APPLIES TO                     All non union        All non union        Executives, senior      Executives & senior
                           regular employees    regular employees          managers and key                 managers
                                                                                   managers
---------------------------------------------------------------------------------------------------------------------
PERFORMANCE PERIOD             Annual salary            12 months                 36 months               120 months
                                  adjustment
---------------------------------------------------------------------------------------------------------------------
PRESIDENT AND            Primarily set based  125% of base salary     Annual grant based on    Annual grant based on
CHIEF EXECUTIVE                           on                               125% of position         125% of position
OFFICER                        U.S reference                                      mid-point                mid-point
                           market group data                                                               (based on
                                                                                                      Black-Scholes)
---------------------------------------------------------------------------------------------------------------------
SENIOR                   Primarily set based      80 % - 100 % of     Annual grant based on    Annual grant based on
VICE-PRESIDENTS                           on          base salary           65% of position          65% of position
                              North American                                      mid-point                mid-point
                            reference market                                                               (based on
                                  group data                                                          Black-Scholes)
---------------------------------------------------------------------------------------------------------------------
LINK TO                       Not applicable     100% linked with       Linked to financial        Entirely based on
COMPANY PERFORMANCE                              Company/Division      performance versus a            Company stock
                                                      performance       selected comparator             appreciation
                                                                      group. Value of units
                                                                         directly pegged to
                                                                               stock price.
---------------------------------------------------------------------------------------------------------------------

In order to determine the compensation of executives, the HRC Committee uses the market competitiveness data to establish relative positioning and also considers internal relativity as well as individual characteristics such as years of experience, individual skills, and performance when determining and adjusting pay levels. Internal relativity is determined using the Hay evaluation system. The Hay point system is an objective method of evaluating the relative contributions, importance and complexity of positions within a company.

The relative weighting of each compensation component varies with the level of responsibility and nature of the executive's position in the Company. In general, the higher the level of the position, the greater the portion of the total direct compensation that is variable, which recognizes the executive's ability to influence business results. For all senior executives, mid-term/long-term compensation comprises at least 45% of their Total Direct Compensation, in order to ensure that their interests are focused on sustained shareholder value creation over the longer term.

The average target components of the compensation mix policy are:

-----------------------------------------------------------------------------------------------------------------
           LEVEL                     BASE SALARY              ANNUAL INCENTIVE         MID/LONG TERM INCENTIVE
-----------------------------------------------------------------------------------------------------------------
PRESIDENT AND                            24%                         15%                         61%
CHIEF EXECUTIVE OFFICER
-----------------------------------------------------------------------------------------------------------------
SENIOR VICE-PRESIDENTS                   36%                         18%                         46%
(WITH 2400 + HAY POINTS)
-----------------------------------------------------------------------------------------------------------------
VICE-PRESIDENTS                          44%                         26%                         30%
(WITH 2000-2400 HAY POINTS)
-----------------------------------------------------------------------------------------------------------------
VICE-PRESIDENTS                          50%                         30%                         20%
(WITH 1400-2000 HAY POINTS)
-----------------------------------------------------------------------------------------------------------------

BASE SALARY
The HRC Committee reviews the salary of each senior executive annually and recommends to the Board any adjustment within the salary range, in order to maintain a competitive position within the marketplace. Compensation for the President and Chief Executive Officer is subject to the same annual review, competitive market data review and evaluation criteria that are applied to the compensation of the Company's other senior executives. Special emphasis is placed by the HRC Committee on the performance of the President and Chief Executive Officer with respect to strategic planning, Company performance versus the Company's closely watched numbers (see "Short Term Incentives - Annual Bonus Plan" below for more information) and the creation of shareholder value. The salary range for the CEO's position is primarily based on salaries paid by major U.S organizations with reference to large canadian proxy data. Salary ranges for other senior executives are based on salaries paid by major North American forestry and/or large Canadian corporations depending on the scope of the position and its location. The compensation policy for base salary is to provide a position mid-point at the median of the reference market.

Effective January 1, 2006, the salaries of senior executives, except for the President and Chief Executive Officer, were increased by 4%.

SHORT TERM INCENTIVES - ANNUAL BONUS PLAN
The Company's short term incentive program, the "Annual Bonus Plan", is available to all eligible non-union employees. The primary objective is to encourage attention be paid to and energy be expended to improving business and overall corporate performance. The compensation policy for annual incentives is to provide the opportunity for senior executives to receive total cash compensation that is in the top quartile of the reference market when superior results are achieved. Therefore, the total cash compensation package (base salary and annual bonus) for senior executives is designed to provide compensation falling somewhere between the market median and top quartile of the reference market, depending on Company and business unit performances. In 2006, the annual short term incentive maximum potential was 125% of base salary for the position of President and Chief Executive Officer and was between 80% to 100% for the other senior executives.

For each senior executive of the Company, including the President and Chief Executive Officer, it is the HRC Committee's policy to tie annual bonus compensation to measurable corporate and, in most cases, to respective division results. Consequently, the Company uses pre-determined key performance indicators called "Closely Watched Numbers" ("CWNs") to set measurable stretch targets. These CWNs can be separated into two main categories: corporate and divisional. In 2006, Corporate CWNs were composed of the following financial indicators:

                                                     --------------------------------------
                                                       WEIGHTING        PAYOUT SCHEDULE
-------------------------------------------------------------------------------------------
PROFIT IMPROVEMENT OVER 2005                                          TARGET        MAXIMUM
-------------------------------------------------------------------------------------------
      EBITDA                                              25%          $735M        $1,000M
-------------------------------------------------------------------------------------------
      COST IMPROVEMENT OVER 2005                          15%          $125M         $180M
-------------------------------------------------------------------------------------------
      PROFITABILITY(1)                                    15%            +             +
-------------------------------------------------------------------------------------------
CASH ROCE(2)                                              25%         BEAT 4         BEAT 7
-------------------------------------------------------------------------------------------
CUSTOMER SATISFACTION, IMPROVEMENT OVER 2005              10%           5%            10%
-------------------------------------------------------------------------------------------
SAFETY(3)                                                 10%           5%            10%
-------------------------------------------------------------------------------------------
TOTAL                                                     100%
-------------------------------------------------------------------------------------------

(1)  Generation of net earnings.
(2) Cash ROCE means "Return on Capital Employed" and is calculated using the following formula: EBITDA / Total assets - accounts payable and accrued liabilities - income tax payable. A total of 9 companies were identified in the 2006 market reference group.
(3)  Percentage - Improvement of OSHA rate against previous year.

The Annual Bonus Plan is a performance-based design rather than a gain or profit sharing. The objective of the plan is to encourage the Management group to improve on the Company's performance against the previous year and to exceed the budget or the forecast of the current year. As indicated in the above chart, for the calendar year 2006, 80% of the CWN's weighting included financial performance measures of which 55% were allocated to internal financial criteria (EBITDA, Cost Improvement and Profitability) and 25% to a relative Cash ROCE performance versus other North American forest products companies.

The HRC Committee reviews and recommends to the Board the corporate CWNs at the beginning of each year and assesses performance based on actual results once the financial year is completed. Each division has its own CWNs. The following table summarizes the Annual Bonus Plan design for the President and Chief Executive Officer and other senior executives:

                             ----------------------------------------------------------------
                                           MAXIMUM                  WEIGHTINGS
                                             BONUS ------------------------------------------
                                         POTENTIAL           Corporate              Division
                                   (AS % OF SALARY)               CWNs       CWNs/Objectives
---------------------------------------------------------------------------------------------
PRESIDENT AND                                 125%                100%                    0%
CHIEF EXECUTIVE OFFICER
---------------------------------------------------------------------------------------------
SENIOR VICE-PRESIDENTS                 80 % - 100%                 70%                   30%
(2400 + Hay points)
---------------------------------------------------------------------------------------------
VICE-PRESIDENTS                                60%           40% - 70%             60% - 30%
(with 1400-2400 Hay points)
---------------------------------------------------------------------------------------------

For 2006, performance on Corporate CWNs was 23.6% versus a performance of 38.9% in 2005. In 2006, despite the design of the Annual Bonus Plan and considering the importance of the strategic initiatives that took place, it was decided by the Board that the annual incentive plan weightings for the President and Chief Executive Officer would be 70% on Corporate CWNs and the remaining 30% linked to specific objectives related to the achievement of specific strategic initiatives (SG&A review, Hydro Assets partial monetization, other company wide strategies). The result for these objectives was 66.6%. As such, Mr. Weaver received 36.5% of his maximum potential payout, which represents 45.6% of his base salary.

The Annual Bonus Plan is a cash-based plan, but the HRC Committee has discretion in its recommendations to the Board with regards to the portion of the annual bonus earned to be paid in cash (a minimum of 25%) or in the form of stock options in lieu of cash. These options will have no cash value when granted, but will acquire value as the price of the Company's stock increases. Half of these options vest upon receipt of the grant and the remainder vest one year later. Once vested, these options may be exercised at any time prior to 10 years after the date of grant.

The Company has also established a Deferred Share Unit Plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive paid to them in the form of deferred share units ("DSUs"). Each DSU is equivalent in value to a common share of the Company and is credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the election of the employee, in the form of either cash or common shares of the Company which are purchased on the open market. Senior executives who are U.S. taxpayers, including the President and Chief Executive Officer, are required to make their DSU payment election by no later than June 30 of the calendar year immediately preceding the calendar year in which the incentive is paid. When an executive who is a U.S. taxpayer first elects to receive DSUs, he is required to irrevocably elect the form of payment which will be paid immediately upon termination of employment or retirement.

SHORT TERM INCENTIVES CHANGES
In October 2006, the Board approved modifications to the design of the Company's Annual Bonus Plan and these changes became effective January 1, 2007. Following a comprehensive review of trends in executive compensation and in line with the Company's objective to improve corporate performance, the new plan will differ from the existing plan in the following ways:

    -    Increased weighting on financial performance criteria;

    - Introduction of a profit multiplier to ensure more direct impact on the Company's ability to pay;

    - Increased weighting on relative performance against peers, as opposed to Company's forecast; and

    -    Introduction of strategic performance objectives for executives.

MID-TERM AND LONG-TERM INCENTIVES
Mid-term and long-term incentives compensation comprises a significant portion of a senior executive's total direct compensation and is intended to retain and motivate the senior executives and senior managers into taking actions that enhance shareholder value.

    a)   RESTRICTED SHARE UNIT PLAN

The Restricted Share Unit ("RSU") Plan was established in 2004 and provides for the granting of RSUs to senior executives and senior managers, and, on an exceptional basis, other selected high potential and/or high performing key employees. RSUs represent phantom shares that vest on the basis of performance as opposed to pure time vesting share units and are generally paid out at the end of the performance period, usually within three years from issuance. The vesting of RSUs is subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period. The HRC Committee approves on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance is evaluated, as well as the vesting conditions. The number of RSUs granted to each executive is based on the same methodology as the stock option grants, as described in the following section, and the value is calculated based on the average price of the Company's common shares for each of the three years preceding the date of grant. The award payments are made in cash and/or by the delivery of common shares purchased by the Company on the open market. However, there are mandatory holding of shares from RSU payouts for executives until share ownership guidelines are met.

For the 2006 award, Cash ROCE was set as the financial benchmark for senior executives. The performance period for the 2006 grant was established at three years.

The table below summarizes the 2006 ranking schedule-earned award determination over the three-year period:

-------------------------------------------------------------------------------
COMPANY BEATS TWO                               25% OF GRANTED UNITS ARE EARNED
-------------------------------------------------------------------------------
COMPANY BEATS FOUR                              50% OF GRANTED UNITS ARE EARNED
-------------------------------------------------------------------------------
COMPANY BEATS SIX                               75% OF GRANTED UNITS ARE EARNED
-------------------------------------------------------------------------------
COMPANY BEATS SEVEN                             100% OF GRANTED UNITS ARE EARNE
-------------------------------------------------------------------------------

The first award under this plan was granted in 2004 and was paid out in 2006. The actual value was calculated taking the number of RSUs earned at the end of the performance period (December 31, 2006), multiplied by 50% considering that the Company beat four companies under the Cash ROCE for the established three-year period (as per ranking schedule). The final number of RSUs was then multiplied by the Company's closing share price (TSX) on December 31, 2006.

     b)  STOCK OPTION PLAN

The Abitibi-Consolidated Inc. Stock Option Plan (the "Stock Option Plan"), which was adopted by the Board and approved by the Company's shareholders on April 27, 1998, serves to bind the interests of the senior executives and senior managers to the interests of the shareholders, and thereby reward teamwork and co-operation. Eligibility for stock options is limited to the level of Division General Manager and above. The total number of shares authorized for issuance under the Stock Option Plan is currently 19,000,000 common shares, representing 4.3% of the total issued and outstanding common shares of the Company.

As of March 6, 2007, 15,640,580 options for the purchase of common shares were outstanding under the Stock Option Plan. Since 2001, 0.12% of options outstanding have been exercised.

Under the Stock Option Plan, options for the purchase of common shares of the Company may be granted by the Board on the recommendation of the HRC Committee to key executive and management personnel at exercise prices equal to the market price of the common shares on the date that the options are granted. Market price is defined as the average of the highest and lowest share price as reported for the five business days immediately preceding the grant date on the principal Canadian exchange on which the common shares are traded. The number of options granted to each senior executive and senior manager is based on benchmarking within the North American industry, on the advice of an independent consulting firm. To prevent significant fluctuations in the number of options that are granted to senior executives from year to year, such number of options is derived from a formula that takes into account the expected value of the options (pursuant to a three-year average under the Black-Scholes formula) and the average price of the Company's common shares for each of the three years preceding the date of grant. The aggregate number of common shares which may be issued to any one person under the Stock Option Plan and any other employee stock option plan or options for services cannot be greater than 5% of all issued voting shares of the Company (on a non-diluted basis) less the aggregate number of voting shares of the Company reserved for issuance to such person under any other employee stock option plan or options for services.

Each option shall expire on a date to be fixed by the Board, which date shall be no later than 10 years from the date of grant. Generally, participants are entitled to exercise issued options at the rate of 25% of the number of options granted on each of the first four anniversary dates of the grant.

Each option can be exercised solely by the individual to whom it is granted except as hereinafter provided in the case of the individual's death. During the lifetime of the individual, the option and any rights and privileges pertaining thereto cannot be transferred, assigned, pledged or hypothecated by him or her in any way whether by operation of law or otherwise, and cannot be subject to execution, attachment or similar process. If the employment of any individual is terminated, his or her option shall terminate, except that:

     (i) if the employment of such individual is terminated by reason of his or her death while in the employment of the Company or of a subsidiary, then such option is exercisable by his or her personal representatives with respect to the number of common shares that the individual had the right to purchase at the time of such termination, but only within five years after the date of his or her death;

     (ii) if the employment of such individual is terminated by reason of his or her retirement or for any other reason approved by the Company, then such option is exercisable by the individual but only within five years after such termination;

     (iii) if the employment of such individual is terminated for cause, then such option forthwith becomes void and non-exercisable;

     (iv) if the employment of such individual is terminated without cause, at the Company's initiative, then such option is exercisable by the individual with respect to the number of common shares that he or she had the right to purchase at the time of such termination, but only within five years after such termination;

     (v) if the employment of such employee shall terminate for any reason other than those referred to in subparagraphs (i), (ii), (iii) and
            (iv), then such option shall be exercisable by the employee with respect to the number of common shares that he had the right to purchase at the time of such termination, but only within three months after such termination (or, in the case of the death of such employee, within three months after such termination, then by his personal representative within one year after the date of his death);

provided that in no event is any option exercisable after the date fixed in such option for its expiration.

Until July 2002, certain executive officers were entitled to receive a loan from the Company to purchase optioned common shares under the Stock Option Plan (excluding those granted in partial satisfaction of annual incentive awards). Executive officers no longer benefit from personal loans under the Stock Option Plan and none of the outstanding loans granted under the Stock Option Plan may be modified or renewed. Common shares purchased through the former loan program are held as security until the loan is repaid. The Stock Option Plan also provides for a "cashless exercise feature", allowing the optionee to receive cash or common shares representing the appreciation in value of the common shares covered by his or her options, without having to purchase any common shares upon the exercise of such options. The number of common shares issued to the optionee, pursuant to this cashless exercise feature, is determined by multiplying the number of common shares with respect to which the employee has elected to exercise his or her option by a fraction, the numerator of which is the amount, if any, by which the Market Price (as defined hereinafter) at that time exceeds the exercise price and the denominator of which is the said Market Price, and rounding the result to the next lower whole share. For the purposes of the Stock Option Plan, Market Price shall be deemed to be the average of the highest and lowest common share price as reported for the five business days immediately preceding the granting of the option on the principal Canadian exchange on which the common shares were traded.

MID-TERM AND LONG-TERM INCENTIVES CHANGES
Following the compensation review that took place in 2006, the following describes the two main changes that took effect January 1, 2007 to the mid and long term plans:

    - At the discretion of the Board, the mix of RSUs and stock options granted to executives will be established yearly and vary respectively between 50%/50% and 67%/33% as opposed to the 50%/50% pre-determined mix; and

    - New RSU vesting matrix to support the expected target payout (100% of the award if performance is at 75th percentile of performance level).

The table below summarizes the 2006 mid and long term incentive plan designs:

--------------------------------------------------------------------------------------------------------------------
                                          RESTRICTED                                        STOCK
                                        SHARE UNIT PLAN                                   OPTION PLAN
--------------------------------------------------------------------------------------------------------------------
PERFORMANCE PERIOD                                          36 months                     Option life of 120 months
--------------------------------------------------------------------------------------------------------------------
PRESIDENT AND CHIEF                             Annual grant based on      Annual grant based on position mid-point
EXECUTIVE OFFICER                          125% of position mid-point                      (based on Black-Scholes)
--------------------------------------------------------------------------------------------------------------------
SENIOR                                          Annual grant based on         Annual grant based on 65% of position
VICE-PRESIDENTS                             65% of position mid-point            mid-point (based on Black-Scholes)
--------------------------------------------------------------------------------------------------------------------
VESTING CONDITIONS    Units will vest based on the Company's relative    Options will vest 25% per year after first
                          3-year average financial performance versus              year and will expire in 10 years
                                          a selected comparator group.
                       Value of units directly pegged to stock price.
                                            Payment in cash or stock.
--------------------------------------------------------------------------------------------------------------------

Under the Stock Option Plan and subject to the prior approval of the relevant stock exchanges, the Board may amend, suspend or terminate the Stock Option Plan at any time, provided, however, that no amendment may be made without shareholder approval which increases the maximum number of common shares that may be issued under the Stock Option Plan, changes the manner of determining the minimum option exercise price or extends the option period under any option beyond 10 years.

As mentioned in Section 4 of this Management Proxy Circular, the Board has adopted a resolution in order to update and restate the Stock Option Plan in light of the recent TSX Amendments, including but not limited to the removal of the "general amendment procedure" of the Stock Option Plan and the introduction and adoption of more detailed amendment provisions, as well as the addition of a provision relating to options expiring during a Blackout Period, the whole as more fully described on pages 17-18 of this Management Proxy Circular. The ratification and confirmation of these amendments by the shareholders of the Company is solicited by this Management Proxy Circular.

EQUITY COMPENSATION PLAN INFORMATION
------------------------------------------------------------------------------------------------------------------
                                        NUMBER OF SECURITIES    WEIGHTED-AVERAGE    NUMBER OF SECURITIES REMAINING
                                          TO BE ISSUED UPON    EXERCISE PRICE OF    AVAILABLE FOR FUTURE ISSUANCE
                                             EXERCISE OF          OUTSTANDING      UNDER EQUITY COMPENSATION PLANS
                                        OUTSTANDING OPTIONS,   OPTIONS, WARRANTS       (EXCLUDING SECURITIES
PLAN CATEGORY                           WARRANTS AND RIGHTS(1)       AND RIGHTS             IN COLUMN (a))
                                                 (a)                    (b)                     (c)
------------------------------------------------------------------------------------------------------------------
  Abitibi-Consolidated Inc. Stock                 15,421,660                $10.30                     3,578,340
  Option Plan (2)
------------------------------------------------------------------------------------------------------------------
  Abitibi-Consolidated Inc. Directors'               218,920                $12.71                       731,080
  Plan (3)
------------------------------------------------------------------------------------------------------------------
TOTAL                                         15,640,580 (4)                $10.33                     4,309,420
------------------------------------------------------------------------------------------------------------------

(1) The Company's equity compensation plans providing for the issuance of common shares of the Company consist of stock option plans. Each of the stock option plans mentioned in this table have been approved by the shareholders of the Company. The information in this table is provided as of March 6, 2007.
(2) This is the Company's current Stock Option Plan, which is described in more detail above under "Mid-Term and Long-Term Incentives - Stock Option Plan."
(3) Following a decision of the Board, there are no longer any options granted under this Plan.
(4) Represents approximately 3.6% of the outstanding shares of the Company as of March 6, 2007.

     c)  EMPLOYEE SHARE PURCHASE PLAN

The Company has adopted an employee share ownership plan ("ESOP"). The ESOP has been established to provide eligible employees with the opportunity to participate in the ownership of the Company through the purchase of shares. In Canada and in the United States, qualifying employees can choose to have up to $3,000 of their annual base salary withheld to purchase common shares. The shares are then purchased on the TSX (for Canadian employees) or NYSE (for U.S. employees) by a trustee appointed by the Board. Each year, the Company matches 33.3% of the employee dollar contribution during the previous year, less statutory deductions, as long as shares are held in the employee's account on December 31. Shares bought with the Company's contributions cannot be withdrawn or sold before January 1 of the year following their actual purchase.

STOCK OWNERSHIP GUIDELINES
In 2000, the Company implemented stock ownership guidelines for designated executive personnel requiring them to attain target levels of ownership within certain prescribed time periods. The President and Chief Executive Officer is required to purchase common shares of the Company at a value of investment equal to twice his annual salary within five years of the launch of the guidelines. Other senior executives are required to own common shares of the Company with a value of investment of either one or one-half times their annual salary within five or seven years, depending on their grade level and the number of Hay points associated with their position. These stock ownership guidelines apply to all individuals subsequently hired or appointed to assume such positions.

As of March 6, 2007, the President and Chief Executive Officer's level of ownership was at 117% of his target, the Chief Financial Officer's level of ownership was at 183% of his target, and the other executives had attained an average level of ownership of 122% of their targets, based on the invested amount. Previously, the stock ownership guidelines were calculated based on the average of the 52-week high and low Company share prices for the last three years.

For the purpose of determining whether an executive has met the applicable stock ownership guidelines, DSUs and shares acquired through the Company's ESOP are treated as shares held by an executive, but not unexercised options and RSUs.

MANAGEMENT SUCCESSION PLANNING
The HRC Committee reviews with the President and Chief Executive Officer and recommends to the Board the essential elements of senior management succession planning.

The Company has in place programs to ensure that the organization has the right people in the right places with the skills to formulate and implement its strategic plan and to operate the Company at the best level in the industry on a continuing basis. Over the years, the Company has developed a strong succession plan that allows it to evaluate an employee's contribution and major achievements and assess his or her future potential based on corporate, divisional and individual metrics.

Every year, all operations and staff positions up to and including the President and Chief Executive Officer undertake a succession planning exercise that is aimed at identifying key players, high potential employees and potential successors. This comprehensive exercise combined with the Company's annual performance conversation process, customized leadership development programs and mentoring program for high potentials, is intended to secure and develop key talent in the organization, identify and resolve potential gaps and to foster promotion to executive level positions based on competencies, future potential and performance of individuals.

CHIEF EXECUTIVE OFFICER COMPENSATION
As noted above, the compensation for the President and Chief Executive Officer of the Company as well as other senior executives is reviewed annually by the HRC Committee. In 2006, the competitive positioning analysis suggested that overall compensation levels for all senior executives, including the President and Chief Executive Officer, were positioned according to the Company's competitiveness policy and no further adjustments were made to compensation levels or targets.

Mr. Weaver's base salary is $1,350,000 and has not been increased since 2001. On February 28, 2006, Mr. Weaver received 172,500 units under the Restricted Share Unit Plan and 425,000 options under the Stock Option Plan.

The total U.S. pension benefit to which Mr. Weaver is entitled is a target benefit based upon 2% of final average earnings for each year of service up to a maximum of 35 years. Mr. Weaver's benefit reflects an additional five years of fully vested service as granted by the Company. This benefit is paid from three sources: 1) the Abitibi Consolidated Sales Corporation Retirement Plan,
2) the Abitibi-Consolidated 401 (k) Plan for Salaried Employees and 3) the Abitibi-Consolidated U.S. Supplemental Executive Retirement Plan. The Abitibi Consolidated Sales Corporation Retirement Plan provides a lump sum or annuity option, the Abitibi-Consolidated 401 (k) Plan for Salaried Employees provides for a lump sum payment, and the Abitibi-Consolidated U.S. Supplemental Executive Retirement Plan provides for the payment of an annuity for two years and a lump sum payment at the end of such two-year period. Based on 2006 compensation, and assuming Mr. Weaver remains with the Company until his normal age of retirement, which is 65 years old, the estimated annual aggregate benefits payable from the registered and supplementary plans upon normal retirement will be $1,094,342.

The following table provides a summary of the total compensation value for Mr. Weaver for 2006, 2005 and 2004:

-------------------------------------------------------------------------------------------------
                                                2006                  2005                  2004
-------------------------------------------------------------------------------------------------
BASE SALARY                               $1,350,000            $1,350,000            $1,350,000
-------------------------------------------------------------------------------------------------
BONUS                                       $615,938              $487,688              $546,750
-------------------------------------------------------------------------------------------------
OTHER ANNUAL COMPENSATION                    $81,469               $69,580               $57,604
-------------------------------------------------------------------------------------------------
VALUE OF RESTRICTED SHARE UNITS             $350,175              $511,381              $815,001
UNDER THE ANNUAL GRANT (1)
-------------------------------------------------------------------------------------------------
VALUE OF THE STOCK OPTIONS UNDER THE        $561,000              $896,750            $1,676,000
ANNUAL GRANT (2)
-------------------------------------------------------------------------------------------------
ANNUAL PENSION SERVICE COST (3)             $297,803              $291,463              $353,977
-------------------------------------------------------------------------------------------------
TOTAL COMPENSATION                        $3,256,385            $3,606,862            $4,799,332
-------------------------------------------------------------------------------------------------

(1) RSUs granted during the year are valued based on share price at date of grant and 50% performance payout.
(2) Stock options granted during the year were valued at fair value, estimated on the granting date using the Black-Scholes option-pricing model, as described in the Consolidated Financial Statements of the Company, which are contained in the Company's Annual Report that accompanies this Management Proxy Circular.
(3) The annual pernsion service cost is the value of the projected pension for the year of service credited.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS
The following table, presented in accordance with applicable securities regulations, sets forth all compensation paid by the Company for each of its three most recent financial years to the President and Chief Executive Officer, the Chief Financial Officer of the Company, as well as the individuals who were, as of December 31, 2006, the other three most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE
                                 ------------------------------------------------------------------------------------
                                         ANNUAL COMPENSATION         LONG TERM /MID TERM COMPENSATION
                                 --------------------------------------------------------------------        OTHER
                                                                               AWARDS          PAYOUTS
---------------------------------------------------------------------------------------------------------------------
                                                                       SECURITIES                             ALL
                                                                         UNDER     RESTRICTED                OTHER
NAME AND                                                                OPTIONS    SHARE UNITS   M&LTIP     COMPENSA-
PRINCIPAL POSITION       YEAR         SALARY     BONUS(2)    OTHER(3)   GRANTED(4) GRANTED(5)  PAYOUTS(6)(7) TION
                                       ($)         ($)         ($)        (#)         (#)         ($)         ($)
---------------------------------------------------------------------------------------------------------------------
JOHN W. WEAVER(1)        2006       1,350,000     615,938     81,469     425,000     172,500   233,192         0

President & Chief        2005       1,350,000     487,688     69,580     425,000     167,118         0         0
Executive Officer
                         2004       1,350,000     546,750     57,604     400,000     155,981   122,056         0
---------------------------------------------------------------------------------------------------------------------
PIERRE ROUGEAU           2006         468,000     170,820     27,652     100,000      40,550    37,894         0

Senior                   2005         450,000     175,050     24,896      90,000      35,352         0         0
Vice-President,
Corporate                2004         450,000     127,575     23,446      65,000      25,347    20,342         0
Development & Chief
Financial Officer
---------------------------------------------------------------------------------------------------------------------
ALAIN GRANDMONT          2006         436,800     151,216     15,675     100,000      40,575    37,925         0

Senior                   2005         420,000     173,964     25,398      90,000      35,362         0         0
Vice-President,
Commercial Printing      2004         380,000     133,904     20,424      65,000      25,368    14,240         0
Papers
---------------------------------------------------------------------------------------------------------------------
THOR THORSTEINSON        2006         436,800     152,801     29,600     100,000      40,575    37,925         0

Senior                   2005         400,000     136,000     27,741      70,000      27,504         0         0
Vice-President,
Newsprint                2004         380,000     117,944     28,170      65,000      25,368    14,240         0
---------------------------------------------------------------------------------------------------------------------
PAUL PLANET(1)           2006         390,000     138,497     26,968      70,000      28,395    37,907         0

Senior                   2005         375,000      97,143     50,379      60,000      23,593         0         0
Vice-President,
Supply Chain             2004         375,000      87,649     17,157      65,000      25,356    16,671         0
----------------------------------------------------------------------------------------------------------------------

(1) These individuals have a portion of their Canadian earnings converted to U.S. dollars and receive some U.S. dollar denominated Company benefits. The amounts reported have been expressed in Canadian dollars converted at an average annual rate of Cdn$1.1344 = U.S.$1.00 for 2006, Cdn$1.2114 = U.S.$1.00 for 2005 and Cdn$1.3013 = U.S.$1.00 for 2004.
(2) Amounts appearing in this column represent bonus awards earned in the year specified in the table.
(3) The aggregate amount of annual perquisites and other personal benefits for 2004 to 2006 includes housing subsidies, tax equalization payments, automobile allowances, mortgage interest subsidies, tax planning and income tax return preparation, dividends earned under the Company's DSU plan and imputed interest on loans outstanding following the purchase of shares under the Company's Stock Option Plan. For more details on these loans, see "Report of the Human Resources and Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan" above.
(4) Numbers appearing in this column represent the number of stock options granted to the named individuals. The Company has not granted any Stock Appreciation Rights ("SARs").
(5) Numbers appearing in this column represent the number of RSUs granted to the named individuals. RSUs granted pursuant to the RSU Plan of the Company will vest within 36 months of the date of the grant. See "Report of the Human Resources and Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Restricted Share Unit Plan" above.
(6) Numbers appearing in this column for 2004 represent the total value of share units earned from units granted in 2002 under the Company's Performance Share Unit Plan, which was discontinued effective December 3, 2003.
(7) Numbers appearing in this column for 2006 represent the total value of RSUs earned from units granted in 2004 under the Company's RSU Plan, which was established in 2004. For details on the calculation, see "Report of the Human Resources and Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Restricted Share Unit Plan" above.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
-----------------------------------------------------------------------------------------------------------
                                                                           MARKET VALUE
                                                                          OF SECURITIES
                                          % OF TOTAL                         UNDERLYING
                                             OPTIONS                            OPTIONS
                         SECURITIES       GRANTED TO      EXERCISE OR    ON THE DATE OF
                              UNDER        EMPLOYEES       BASE PRICE      GRANT ($ PER
                            OPTIONS     IN FINANCIAL    ($ PER COMMON            COMMON
NAME                     GRANTED(1)             YEAR           SHARE)            SHARE)    EXPIRATION DATE
-----------------------------------------------------------------------------------------------------------
J. W. WEAVER                425,000           27.54%             4.06              4.06         28/02/2016
P. ROUGEAU                  100,000            6.48%             4.06              4.06         28/02/2016
A. GRANDMONT                100,000            6.48%             4.06              4.06         28/02/2016
T. THORSTEINSON             100,000            6.48%             4.06              4.06         28/02/2016
P. PLANET                    70,000            4.54%             4.06              4.06         28/02/2016
-----------------------------------------------------------------------------------------------------------

(1) Numbers appearing in this column represent the number of options to purchase common shares of the Company granted to the named individuals. For a description of the terms and conditions applicable to such options, see "Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan" above. The Company has not granted any freestanding SARs to the named individuals.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES
-----------------------------------------------------------------------------------------------------------------
                                                                                            VALUE OF UNEXERCISED
                             SECURITIES      AGGREGATE       UNEXERCISED OPTIONS(2)         IN-THE-MONEY OPTIONS
                            ACQUIRED ON          VALUE    AT FINANCIAL YEAR-END (#)    AT FINANCIAL YEAR-END ($)
NAME                     EXERCISE(#)(1)   REALIZED ($)    EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE(3)
-----------------------------------------------------------------------------------------------------------------
J. W. WEAVER                  --              --            2,401,250/1,056,250                   0/0
P. ROUGEAU                    --              --              385,000/225,000                     0/0
A. GRANDMONT                  --              --              266,740/218,750                     0/0
T. THORSTEINSON               --              --              250,240/203,750                     0/0
P. PLANET                     --              --              273,790/161,250                     0/0
-----------------------------------------------------------------------------------------------------------------

(1) There were no option exercises by the Named Executive Officers during the 2006 financial year.
(2) The Company has not issued any freestanding SARs to the Named Executive Officers.
(3)  Based on a value of $2.99 as at close on December 30, 2006.


PENSION PLANS
Pension benefits are accrued under the terms of a separate executive registered plan (the "Registered Plan") (except for executives paid in U.S. dollars who participate in the Company's U.S. registered plan applicable to U.S. employees) and a supplementary executive retirement plan ("SERP"). The following table sets forth the estimated annual benefits payable, as at December 31, 2006, upon retirement at the Normal Retirement Age (defined below), under the Registered Plan and SERP combined, for the compensation and years of credited service specified below:

ABITIBI-CONSOLIDATED INC. SENIOR MANAGEMENT RETIREMENT PLAN TABLE (1)
     BASED ON YEARS OF CREDITED SERVICE AT NORMAL RETIREMENT AGE
---------------------------------------------------------------------------------------------------
  AVERAGE COMPENSATION ($)             15            20            25             30            35
---------------------------------------------------------------------------------------------------
                   400,000        120,000       160,000       200,000        240,000       280,000
---------------------------------------------------------------------------------------------------
                   600,000        180,000       240,000       300,000        360,000       420,000
---------------------------------------------------------------------------------------------------
                   800,000        240,000       320,000       400,000        480,000       560,000
---------------------------------------------------------------------------------------------------
                 1,000,000        300,000       400,000       500,000        600,000       700,000
---------------------------------------------------------------------------------------------------
                 1,200,000        360,000       480,000       600,000        720,000       840,000
---------------------------------------------------------------------------------------------------
                 1,400,000        420,000       560,000       700,000        840,000       980,000
---------------------------------------------------------------------------------------------------
                 1,600,000        480,000       640,000       800,000        960,000     1,120,000
---------------------------------------------------------------------------------------------------
                 1,800,000        540,000       720,000       900,000      1,080,000     1,260,000
---------------------------------------------------------------------------------------------------
                 2,000,000        600,000       800,000     1,000,000      1,200,000     1,400,000
---------------------------------------------------------------------------------------------------
                 2,200,000        660,000       880,000     1,100,000      1,320,000     1,540,000
---------------------------------------------------------------------------------------------------
                 2,400,000        720,000       960,000     1,200,000      1,440,000     1,680,000
---------------------------------------------------------------------------------------------------

(1) Pension benefits under the Registered Plan are limited to the maximum amounts permitted under the provisions of the Income Tax Act of Canada. The table illustrates the amount of annual pension without regard to such limitation. Amounts of pension benefits, which exceed the maximum permitted under the Income Tax Act, are paid to the executive by the Company. Payment amounts are only subject to federal and provincial deductions, and are not subject to social security or other offset amounts.

These plans are intended to provide a combined pension at the normal retirement age of 65 (the "Normal Retirement Age") that is equal to 2% of the average annual compensation multiplied by the years of credited service, up to a maximum of 70% of such earnings. Compensation is based on the average of the highest five consecutive years of base salary within the last 10 years of service plus the average of the five highest annual awards paid pursuant to the annual incentive awards plan within the last 10 years of service. Awards paid under any long-term incentive plans, including any stock option benefit and RSUs, are not recognized for the purpose of calculating benefits under the executive pension arrangements.

No benefits accrue beyond the Normal Retirement Age. A member can elect early retirement without actuarial reduction upon attaining age 58, if the sum of such participant's age and years of service totals at least 80. Reduced early retirement benefits are available at age 55 with at least two years of service.

Except for U.S. taxpayers, pension benefits are payable to participants for life, and in the event of the death of any participant as follows: (i) in the form of a 50% joint and survivor benefit for any participant who has a spouse at retirement, or (ii) in the form of a 10-year guarantee payable to the participant's legal heirs. Participants may elect other forms of payment, subject to actuarial adjustment. As for U.S. taxpayers, any accrued pension benefit will be paid in a lump sum amount after the second anniversary of the annuity starting date.

After retirement, or after involuntary termination of employment, benefits under the Company's Canadian SERP become secured by contributing cash and/or by depositing an appropriate letter of credit to a Retirement Compensation Agreement.

On September 4, 2004, Mr. Rougeau was granted five additional years of service with gradual vesting. These years will be fully vested on September 4, 2009.

As of December 31, 2006, completed years of service credited to each Named Executive Officer under the terms of the Company's registered and supplementary plans were as follows:

YEARS OF PENSIONABLE SERVICE
-------------------------------------------------------------------------------
J.W. Weaver                                                               23.8
P. Rougeau (1)                                                             7.3
A. Grandmont                                                              22.6
T. Thorsteinson                                                           26.2
P. Planet                                                                 28.9
-------------------------------------------------------------------------------
(1)  One year of additional service vested in 2006.

SEVERANCE ARRANGEMENTS
The Company has a severance compensation agreement with each Named Executive Officer that provides the Named Executive Officer with certain entitlements which arise in the event of a change of control, as defined in the agreement, followed by the termination of the Named Executive Officer's employment or by the Named Executive Officer's resignation for reasons specifically provided for in the agreement. More particularly, the agreement provides that the severance compensation shall be equal to three times the annual salary and bonus of the Named Executive Officer and shall be payable at termination in a lump sum payment, when termination occurs within 24 months after the change of control. In addition, the agreement entitles the Named Executive Officer to receive continued group benefits until the earlier of: (i) three years following the date of termination or (ii) receipt of benefits from a new employer equivalent to all group benefits defined in the agreement. In lieu of such continued benefits, the Named Executive Officer has the option to receive a cash amount equal to the value of such benefits for the Named Executive Officer for such period of time. For Named Executive Officers who are U.S. taxpayers, payment of the severance compensation must be made within seven months after the termination date, in order to comply with U.S. legislation. Mr. Weaver has also a severance agreement in the event of termination of employment without cause, other than for a change of control, which provides similar provisions.


INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

AGGREGATE INDEBTEDNESS
The following table sets forth the aggregate indebtedness outstanding as at March 6, 2007, to the Company or its subsidiaries (or to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) of all current and former executive officers, directors and employees of the Company or any of its subsidiaries:

-----------------------------------------------------------------------------------------------------------------
                                                                    TO THE COMPANY OR
PURPOSE                                                              ITS SUBSIDIARIES          TO ANOTHER ENTITY
-----------------------------------------------------------------------------------------------------------------
Share Purchases(1)                                                   $2,252,072 (2)                            0
-----------------------------------------------------------------------------------------------------------------
Other(3)                                                               $678,287 (4)                            0
-----------------------------------------------------------------------------------------------------------------
Total                                                                  $2,930,359                              0
-----------------------------------------------------------------------------------------------------------------

(1) Under the Stock Option Plan, certain designated executives who elected to purchase optioned common shares (excluding those granted in partial satisfaction of annual incentive awards) were entitled, until July 2002, to receive a loan from the Company in an amount equal to the purchase price of such common shares. Interest is charged at the lesser of the prevailing prime rate and the amount of dividends attributable to ownership of the common shares. The common shares are held as security until the loan is repaid. See "Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan" above.
(2) In comparison, as at March 2, 2006, an amount of $2.4 million of such indebtedness was outstanding.
(3) The practice of extending personal loans to current and former officers and directors of the Company has been eliminated since July 2002.
(4) In comparison, as at March 2, 2006, an amount of $980,000 of such indebtedness was outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER (1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS
The following table describes the indebtedness, other than routine indebtedness, to the Company and its subsidiaries, of each individual who is, or at any time during the 2006 financial year was, a director or executive officer of the Company, each proposed nominee for election as a director of the Company, and each associate of any such director, executive officer or proposed nominee, and who is, or at any time during the 2006 financial year has been, so indebted in connection with the purchases of securities of the Company or pursuant to other programs.

-----------------------------------------------------------------------------------------------------------------
                                                                        FINANCIALLY
                                                                           ASSISTED
                                               LARGEST                   SECURITIES
                                                AMOUNT                    PURCHASES                       AMOUNT
                                           OUTSTANDING        AMOUNT     DURING THE                     FORGIVEN
                            INVOLVEMENT     DURING THE   OUTSTANDING           2006                   DURING THE
                             OF COMPANY           2006         AS AT      FINANCIAL      SECURITY           2006
                 NAME AND            OR      FINANCIAL      MARCH 6,           YEAR           FOR      FINANCIAL
       PRINCIPAL POSITION    SUBSIDIARY           YEAR          2007  (# OF SHARES)  INDEBTEDNESS           YEAR
-----------------------------------------------------------------------------------------------------------------
SECURITIES PURCHASE
PROGRAMS(1)
-----------------------------------------------------------------------------------------------------------------
J.VACHON                         Lender        $30,225       $30,225              0         1,560           None
Senior Vice-President,                                                                    common
Corporate Affairs and                                                                     shares
Secretary                                                                             pledged to
                                                                                         Company
-----------------------------------------------------------------------------------------------------------------
J. W. WEAVER                     Lender     $1,107,219      $974,875              0        51,800           None
President and                                                                             common
Chief Executive Officer                                                                   shares
                                                                                      pledged to
                                                                                         Company
-----------------------------------------------------------------------------------------------------------------
OTHER PROGRAMS
-----------------------------------------------------------------------------------------------------------------
P. PLANET(2)                     Lender   U.S.$206,621  U.S.$164,690            N/A          N/A            None
Senior Vice-President,                            (3)           (3)
Supply Chain

-----------------------------------------------------------------------------------------------------------------

(1) These loans were made in or before 2002 in connection with the Company's Stock Option Plan. For more details, see "Report of the Human Resources & Compensation Committee on Executive Compensation; Mid-Term and Long-Term Incentives; Stock Option Plan" above.
(2) The Company granted Mr. Planet an interest free housing assistance loan of U.S.$254,242 in 1998, which is repayable over a 10-year period or upon the sale of the property. The loan of 150,000 (pound) was converted to U.S. dollars in 1998 at a rate of 1 (pound) = U.S.$1.695. The Company also holds a partial ownership stake of the property.
(3) Of this amount, U.S.$102,808 represents the outstanding balance of the housing assistance loan described in note (2) above, and U.S.$61,882 represents the balance of the indebtedness resulting from an adjustment by the Company to Mr. Planet's compensation for tax equalization payments from mid 1997 to mid 2000.


INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors of the Company, no informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction since January 1, 2006, or in any proposed transaction, which has materially affected or will materially affect the Company or any of its subsidiaries and which has not been previously disclosed, other than as follows:

    o In 2006, an aggregate amount of approximately $338 million worth of newsprint and commercial printing papers was sold by the Company to Quebecor affiliates (including, among others, Sun Media Corporation and Quebecor World Inc.). Quebecor, a company with headquarters in Montreal, Quebec, is a registered holder of approximately 10.18% of the Company's outstanding common stock.

ADDITIONAL ITEMS

CORPORATE GOVERNANCE
Under National Instrument 58-101, the Company is required to disclose certain information relating to its corporate governance practices. This information is set out in Schedule A to this Management Proxy Circular and under the heading "Corporate Governance" in the Company's Annual Report that accompanies this Management Proxy Circular.

PERFORMANCE GRAPH
The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Company's common shares compared with the cumulative total return of the S&P/TSX Paper & Forest Product Index, S&P/TSX Composite Index and the S&P/TSX Materials Index, assuming reinvestment of dividends, for the Company's five most recently completed financial years.

CUMULATIVE TOTAL RETURN

                       [GRAPHIC OMITTED -- LINE GRAPH]

TOTAL RETURN INDEX

--------------------------------------------------------------------------------
                                  Dec-01  Dec-02  Dec-03  Dec-04  Dec-05  Dec-06
--------------------------------------------------------------------------------
          Abitibi-Consolidated     $100     $108     $94     $76    $44      $28
--------------------------------------------------------------------------------
       S&P/TSX Composite Index     $100      $88    $111    $127   $158     $185
--------------------------------------------------------------------------------
  S&P/TSX Paper & Forest Index     $100     $103    $101    $100    $71      $76
--------------------------------------------------------------------------------
       S&P/TSX Materials Index     $100     $107    $136    $146   $168     $235
--------------------------------------------------------------------------------

DIRECTORS AND OFFICERS INSURANCE AND INDEMNIFICATION
To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company maintains directors' and officers' liability insurance, which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Company. Such insurance provides for an aggregate U.S.$100 million annual protection against liability for and reimbursement of amounts paid. The policy carries a U.S.$1 million deductible for each claim made under the indemnification liability coverage of the Company. Aggregate premium payments paid by the Company totaled approximately U.S.$1,412,398 (excluding taxes) for the 2006 policy year (May 30, 2006 - May 30, 2007).

AVAILABILITY OF DISCLOSURE DOCUMENTS
Financial information is provided in the Company's financial statements and Management's Discussion and Analysis for the year ended December 31, 2006. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com.

The Company will provide any person or company (without charge in the case of a security holder of the Company), upon request to the Corporate Secretary, with a copy of: (i) its most recent Annual Information Form and Form 40-F, together with a copy of any document or the relevant pages of any document incorporated by reference therein; (ii) the financial statements of the Company for the year ended December 31, 2006, together with the report of the auditors thereon, the comparative financial statements for the years ended December 31, 2005 and 2004 and a copy of any interim financial statements of the Company subsequent to these financial statements; and (iii) this Management Proxy Circular.

APPROVAL BY THE DIRECTORS OF THE COMPANY
The contents and the sending of this Management Proxy Circular have been approved by the directors of the Company. All amounts in this Management Proxy Circular are expressed in Canadian dollars unless otherwise specified. Unless otherwise indicated, information contained herein is given as of March 6, 2007.

By Order of the Board,



/s/ Jacques P. Vachon

Jacques P. Vachon
Senior Vice-President, Corporate Affairs & Secretary

SCHEDULE A


                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, the Canadian Securities Administrators adopted NI 58-101, entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") and the associated National Policy 58-201, entitled "Corporate Governance Guidelines" ("NP 58-201") which require the Company to disclose in this Management Proxy Circular information relating to its corporate governance practices. Reference is made to the Company's Annual Information Form for the year ended December 31, 2006 for disclosure of information relating to the Company's Audit Committee, as required under Multilateral Instrument 52-110, entitled "Audit Committees."

The Company's shares are also listed on the New York Stock Exchange (the "NYSE"). In 2003, the NYSE adopted new corporate governance rules (as amended, the "NYSE Standards"). As a foreign private issuer on the NYSE, the Company is generally permitted to comply with Canadian governance standards in lieu of the NYSE Standards applicable to U.S. domestic issuers. The Company is, however, required to follow certain requirements applicable to audit committees and must disclose any practices that differ significantly from the NYSE Standards.

The Sarbanes-Oxley Act provides additional disclosure rules that apply to the Company addressing matters such as the reporting of concerns and complaints by employees and codes of ethics.

The corporate governance practices and policies of the Company have been developed under the general stewardship of the Corporate Governance Committee of the Board. The Company's governance practices are believed by the Board to be in full alignment with the requirements and guidelines of NI 58-101 and NP 58-201 and the applicable requirements of the Sarbanes-Oxley Act. The Company also complies with all mandatory requirements of the NYSE and all other non-mandatory NYSE Standards, except as disclosed below. The Company reviews its practices on a continuing basis to ensure compliance with evolving laws and regulations. In this regard, the Corporate Governance Committee, together with Management, has developed and implemented, and continues to develop, implement and refine, formal policies and procedures that reflect the Company's commitment to exemplary corporate governance.

Unless otherwise indicated, the following chart provides an analysis of the Company's governance practices, as at March 6, 2007, in relation to each of the corporate governance disclosure requirements of the Canadian Securities Administrators set out in NI 58-101 and Form 58-101F1, and the governance standards of the Sarbanes-Oxley Act and of the NYSE.


-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS(1)                           COMMENTS
-------------------------------------------------------------------------------
1. BOARD OF DIRECTORS
-------------------------------------------------------------------------------
   (a) Disclose the identity of The Board has reviewed the directors who are independent. independence of each director, within the  meaning of NI 58-101.  Of all of
                                          the  Company's  directors,  the Board
                                          has  determined  that  only  John  W.
                                          Weaver,   the   President  and  Chief
                                          Executive Officer of the Company,  is
                                          not "independent", within the meaning
                                          of   NI   58-101.   The   Board   has
                                          determined  that  all  of  its  other
                                          directors are currently "independent"
                                          within  the  meaning  of  NI  58-101,
                                          including Mr. David Galloway,  who is
                                          a first-time nominee to the Board.

                                          In determining  whether directors are
                                          independent,  the Board considers and
                                          discusses the nature and
-------------------------------------------------------------------------------
---------------
(1) Reference is made to the items in Form 58-101F1.

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS (1)                          COMMENTS
-------------------------------------------------------------------------------
                                          materiality of all direct or indirect
                                          relationships  between each  director
                                          and the  Company or its  subsidiaries
                                          and affiliates, including any family,
                                          customer, joint venture, partnership,
                                          supplier    or    service    provider
                                          relationships.

                                          The  relationships of Marlene Davidge
                                          and David Ward as  partners  of firms
                                          providing   legal   services  to  the
                                          Company  were  analysed  by the Board
                                          and found not to interfere with their
                                          independence.  The  Board  considered
                                          the nature of the  services  provided
                                          by  the  law  firms   (including  the
                                          amount of  compensation  received  by
                                          the    firms   and   the   level   of
                                          involvement  of each  director in the
                                          provision   of  the   services)   and
                                          concluded  that the service  provider
                                          relationships described above are not
                                          material and did not  interfere  with
                                          the ability of either Mrs. Davidge or
                                          Mr. Ward to act in the Company's best
                                          interest.  Mr. Ward left the Board on
                                          May 9, 2006.

-------------------------------------------------------------------------------

   (b) Disclose the identity of As indicated in section 1(a) above, directors who are not only John W. Weaver, being the independent, and describe the President and Chief Executive Officer basis for that determination. of the Company, is not an
                                          "independent"  director,  within  the
                                          meaning of NI 58-101.

-------------------------------------------------------------------------------

   (c)  Disclose   whether   or  not  a   The  Board has  determined  that nine
        majority of the  directors  are   out  of  the  10   directors  of  the
        independent.                      Company  nominated  for  election are
                                          "independent",  within the meaning of
                                          NI 58-101.

        NYSE STANDARDS
        --------------
        Under the NYSE Standards, there   Under the NYSE  Standards,  the Board
        is a similar requirement that a   has determined that John W. Weaver is
        majority   of    directors   be   not  considered   "independent."  All
        "independent."             Such   other     directors     are    deemed
        independence  is  contingent on   "independent"  for  purposes  of  the
        an affirmative determination by   NYSE Standards.
        the board that a  director  has
        no material  relationship  with
        the  listed   company   (either
        directly   or  as  a   partner,
        shareholder  or  officer  of an
        organization    that    has   a
        relationship with the company).
        Certain  listed   relationships
        serve as bars to  independence.
        The    prohibition    generally
        extends  for a period  of three
        years  following the end of the
        relationship.

-------------------------------------------------------------------------------

   (d) If a director is presently a All directorships with other director of any issuer that is reporting issuers for each director a reporting issuer (or the are set out in the Company's equivalent) in a jurisdiction Management Proxy Circular dated March or a foreign jurisdiction, 6, 2007 (the "Management Proxy
        identify  both the director and   Circular") on pages 7-11.
        the other issuer.

-------------------------------------------------------------------------------

   (e) Disclose whether or not the As further discussed on page 53 of independent directors hold this Management Proxy Circular, regularly scheduled meetings at following each meeting, the Board which non-independent directors conducts "in camera" sessions, which and members of management are are presided over by the Chair of the
        not  in   attendance.   If  the   Board,   at   which   no   Management
        independent directors hold such directors or members of Management meetings, disclose the number are present. There were seven "in of meetings held since the camera" sessions of independent beginning of the issuer's most directors between January 1, 2006 and
        recently   completed  financial   December 31, 2006.
        year.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS (1)                          COMMENTS
-------------------------------------------------------------------------------
   (f)  Disclose  whether  or  not  the   The   position  of  Chief   Executive
        chair   of  the   board  is  an   Officer  and  Chair of the  Board are
        independent director,  disclose   split.
        the identity of the independent
        chair,  and describe his or her   Mr. Richard Drouin,  the Chair of the
        role and responsibilities.        Board until  January 1, 2007,  was an
                                          independent director.

                                          Mr.  Jacques  Bougie,  who became the
                                          Chair  of the  Board  on  January  1,
                                          2007, is an independent director.

                                          The   Chair  of  the  Board  has  the
                                          responsibility   of  overseeing   the
                                          efficient  operation of the Board and
                                          its committees.  The Chair acts as an
                                          ex-officio  member of each  committee
                                          of the Board and, as such, one of his
                                          principal   duties  is  to   properly
                                          evaluate  the  effectiveness  of  the
                                          committee  structure  and the quality
                                          of   Management's    work   that   is
                                          presented    in    support   of   the
                                          decision-making process of the Board.
                                          The Chair also serves as Chair of the
                                          Corporate Governance Committee of the
                                          Board.

        NYSE STANDARDS
        --------------
        The NYSE Standards also contain The Chair of the Board presides over a similar requirement that non-Management directors' meetings.
        non-management directors meet Any interested party may communicate at regularly scheduled with the Chair regarding any other executive sessions without concerns at the Company's corporate management and require a address: 1155 Metcalfe Street, Suite company to disclose a method 800, Montreal, Quebec, Canada, H3B
        for   interested   parties   to   5H2.
        communicate    directly    with
        non-management directors.

-------------------------------------------------------------------------------

   (g) Disclose the attendance record A record of the attendance of each of each director for all board director at meetings of the Board and meetings held since the its committees during the last
        beginning of the most  recently   financial  year is set out  under the
        completed financial year.         heading  "NOMINEES"  on pages 7-11 of
                                          this Management Proxy Circular.

-------------------------------------------------------------------------------
2. BOARD MANDATE
-------------------------------------------------------------------------------

        Disclose   the   text   of  the   During 2006, the Corporate Governance
        board's written mandate.          Committee  proposed  changes  to  the
                                          charter  of  the  Board.   The  Board
                                          approved  such  changes  on  March 6,
                                          2007. The revised  Board's mandate is
                                          attached   as   Schedule  B  to  this
                                          Management Proxy Circular and is also
                                          available on the Company's website at
                                          www.abitibiconsolidated.com.

                                          The  mandate  of the  Board  provides
                                          that   the   Board    oversees    the
                                          management   of  the   business   and
                                          affairs of the Company.  The Board is
                                          responsible  for the  stewardship  of
                                          the  business of the Company  and, as
                                          part of such responsibility,  assumes
                                          responsibility   for  the   following
                                          matters:   corporate   behavior   and
                                          governance,  strategic  direction and
                                          planning,      senior      management
                                          appointment,  evaluation,  succession
                                          planning  and  compensation,  pension
                                          fund matters,  internal  controls and
                                          audit  process,   communications  and
                                          environmental,   health   and  safety
                                          matters.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS (1)                          COMMENTS
-------------------------------------------------------------------------------
3. POSITION DESCRIPTION
-------------------------------------------------------------------------------

    (a) Disclose  whether  or  not  the   The  mandates  of the  chairs  of the
        board  has  developed   written   Board  and of each  committee  of the
        position  descriptions  for the   Board are  described  in the  Board's
        chair  and  the  chair  of each   and each committee's  charter,  which
        board committee.                  are   available   on  the   Company's
                                          website  at  www.abitibiconsolidated.
                                          com.  The  Board's  charter  is  also
                                          attached   as   Schedule  B  to  this
                                          Management Proxy Circular.

                                          The  Chair of the  Board  is  charged
                                          with the responsibility of overseeing
                                          the efficient  operation of the Board
                                          and its committees. The Chair acts as
                                          an   ex-officio    member   of   each
                                          committee  of the Board and, as such,
                                          one of  his  principal  duties  is to
                                          properly  evaluate the  effectiveness
                                          of the  committee  structure  and the
                                          quality of Management's  work that is
                                          presented    in    support   of   the
                                          decision-making process of the Board.
                                          The Chair also serves as the Chair of
                                          the Corporate Governance Committee of
                                          the  Board.  The  Chair of the  Board
                                          also    presides    at   the   annual
                                          shareholders' meeting.

                                          The  responsibilities of the chair of
                                          each committee  include (i) presiding
                                          at meetings of such  committee,  (ii)
                                          providing  leadership  to enhance the
                                          effectiveness   and   focus   of  the
                                          committee,  (iii)  ensuring  that the
                                          committee  has  access to timely  and
                                          relevant information and resources to
                                          support its work,  (iv)  setting with
                                          Management   the   agenda   for  each
                                          meeting,  and (v)  acting as  liaison
                                          between the  committee and the Board,
                                          and the committee and Management.

-------------------------------------------------------------------------------

   (b) Disclose whether or not the The Board delegates the responsi-board and CEO have developed a bility and authority the day-to-day
        written  position   description   operation   of  the  Company  to  the
        for for the CEO.                  President and Chief Executive Officer
                                          and to  Management.  In doing so, the
                                          President and Chief Executive Officer
                                          must act  honestly  and in good faith
                                          with a view to the best  interests of
                                          the    Company.    Based   on   these
                                          principles,  the Human  Resources and
                                          Compensation   Committee   (the  "HRC
                                          Committee")  has  adopted a  position
                                          description  for  the  President  and
                                          Chief   Executive   Officer   of  the
                                          Company.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------
4. ORIENTATION AND CONTINUING EDUCATION
-------------------------------------------------------------------------------

   (a) Briefly describe what measures The Company conducts a comprehensive the board takes to orient new orientation program for new
        members regarding                 directors, which includes orientation
                                          sessions with other Board members and
        (i) the role of the board, its senior management, as well as the committees and its direc- distribution of relevant materials on
             tors, and                    the Company and the industry.

        (ii) the nature and operation Each director receives an information of the issuer's business. binder which includes information pertaining to the  functioning of the
                                          Board,  financial  information of the
                                          Company,      investor      relations
                                          presentations, recent press releases,
                                          the  current  annual  report and most
                                          recent Management Proxy Circular.

                                          Directors    regularly    meet   with
                                          Management  and  are  given  periodic
                                          presentations    on   a    particular
                                          business  unit or on recent  business
                                          or regulatory developments.

-------------------------------------------------------------------------------

   (b) Briefly describe what measures, Management has developed a continuing if any, the board takes to education program intended to broaden
        provide  continuing   education   and  deepen  directors'  competencies
        for its directors.                and experience. This program includes
                                          presentations  from senior management
                                          on topics of particular relevance for
                                          the   Company's    business,    other
                                          presentations  by experts on subjects
                                          such as the  economy  and the markets
                                          and tours of the Company's production
                                          and operation sites.  Management also
                                          keeps  directors  informed of changes
                                          within the Company and of  regulatory
                                          and   industry    requirements    and
                                          standards.

                                          In 2006,  the HRC  Committee  engaged
                                          Mercer Human Resources Consulting and
                                          Ken  Hugessen  Consulting  to provide
                                          executive   compensation   consulting
                                          services   to  the   HRC   Committee.
                                          Significant   knowledge,    including
                                          benchmark  data,  was shared with the
                                          directors   in  the  course  of  this
                                          process.  During  2006,  training was
                                          also  provided  to all  directors  on
                                          Ontario  Bill  198  regarding   civil
                                          liability   on    secondary    market
                                          disclosure.
-------------------------------------------------------------------------------
5. ETHICAL BUSINESS CONDUCT
-------------------------------------------------------------------------------

   (a)  Disclose  whether  or  not  the   The  Company  has  adopted  a code of
        board  has  adopted  a  written   conduct  for  senior  management  and
        code    for   its    directors,   directors,  a  code  of  conduct  for
        officers and employees. If the non-unionized employees and a policy board has adopted a written entitled "PRINCIPLES OF ETHICAL
        code:                             BEHAVIOR  AND  GOOD  CONDUCT  FOR ALL
                                          EMPLOYEES  OF   ABITIBI-CONSOLIDATED"
                                          addressed to the Company's  unionized
                                          employees.  Both codes and the policy
                                          are in line with the guidelines of NP
                                          58-201  and the  requirements  of the
                                          Sarbanes-Oxley   Act  and  the   NYSE
                                          Standards.  All three  documents  are
                                          published on the Company's website at
                                          www.abitibiconsolidated.com.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------
        (i) disclose how an interested The Company will provide any person, party may obtain a copy of upon request to the Secretary of the
             the written code;            Company,  with a copy of the codes of
                                          conduct  and of the  policy  free  of
                                          charge.   These  documents  are  also
                                          published on the Company's website at
                                          www.abitibiconsolidated.com.

-------------------------------------------------------------------------------

        (ii) describe how the board The Board, through the Corporate monitors compliance with Governance and the Audit committees,
             its code; and                is regularly  informed by  Management
                                          of the  compliance  with the codes of
                                          conduct  and policy and also  ensures
                                          that   Management    encourages   and
                                          promotes   a   culture   of   ethical
                                          business conduct.

                                          The internal audit department reports
                                          on  a  regular  basis  to  the  Audit
                                          Committee on,  notably,  matters that
                                          may arise  under the codes of conduct
                                          and    policy,    while   the   legal
                                          department   reports   to  the   same
                                          committee on the Company's compliance
                                          with the laws  and  regulations  that
                                          govern it. As well, all directors and
                                          managers of the Company are  required
                                          to   sign   the   code   of   conduct
                                          applicable to them on a yearly basis,
                                          while non-unionized employees sign it
                                          at the start of their employment with
                                          the Company.

                                          Furthermore,   all  three   documents
                                          provide a  procedure  for  receiving,
                                          retaining  and  handling  complaints,
                                          including the anonymous submission of
                                          complaints   concerning   accounting,
                                          internal    controls   and   auditing
                                          matters, in compliance with the rules
                                          promulgated under the  Sarbanes-Oxley
                                          Act and with NP 58-201. Management is
                                          expected  to report on these  matters
                                          to the Audit Committee, which in turn
                                          reports  to the  Board  on a  regular
                                          basis.

                                          For  further  details,  see the char-
                                          ter of the  Audit  Committee  setting
                                          out its  responsibilities.  A copy of
                                          that  document is attached as Exhibit
                                          "A" to the  Company's  Annual  Infor-
                                          mation   Form  for  the  year   ended
                                          December  31,  2006  and may  also be
                                          found  on the  Company's  website  at
                                          www.abitibiconsolidated.com.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------
       (iii) provide  a cross reference   No waivers  under the code of conduct
             to any material change for senior management and directors report(s) filed since the were granted by the Company and no beginning of the issuer's action by a director or officer most recently completed constituted a departure from the code
             financial     year    that   during the 2006 financial year.
             pertains to any conduct of
             a  director  or  executive
             officer that constitutes a
             departure from the code.


-------------------------------------------------------------------------------
        SARBANES-OXLEY ACT
        ------------------
        The rules promulgated under the   The above  described codes of conduct
        Sarbanes-Oxley    Act   require   and policy meet the  requirements  of
        public  companies  to  disclose   the Sarbanes-Oxley Act.
        whether  they  have  adopted  a
        "code  of  ethics"   for  their
        executive  officers  and senior
        financial  officers.  A code of
        ethics   must  be  designed  to
        deter wrongdoing and to promote
        certain listed items.

        The  audit   committee  of  the
        company  must  ensure  that the
        company   puts   in   place   a
        procedure    for     receiving,
        retaining      and     handling
        complaints           concerning
        accounting,  internal  controls
        and auditing matters, including
        on an anonymous basis.

-------------------------------------------------------------------------------
        NYSE STANDARDS
        --------------
        The NYSE Standards require U.S.   The above  described codes of conduct
        listed  companies  to  adopt  a   and policy meet the  requirements  of
        code of  business  conduct  and   the NYSE standards.
        ethics for directors,  officers
        and  employees,   and  promptly
        disclose  any  waivers  of  the
        code for directors or executive
        officers.

-------------------------------------------------------------------------------

   (b)  Describe  any  steps  the board   With   regard  to   transactions   or
        takes   to   ensure   directors   agreements  in  respect  of  which  a
        exercise independent judgment director may have a material in considering transactions and interest, the director is required to agreements in respect of which disclose his or her interest in a director or executive officer accordance with the CANADA BUSINESS
        has a material interest.          CORPORATIONS  ACT  and  must  exclude
                                          himself   or    herself    from   any
                                          discussions  or vote relating to such
                                          transaction or agreement.

                                          In  addition,   all   directors   are
                                          required  to fill in a  questionnaire
                                          on an  annual  basis  where  (i) they
                                          assess their independence against all
                                          independence   standards
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------
                                          set forth under  applicable  laws and
                                          regulations,  and (ii)  disclose  all
                                          material   relationships   with   the
                                          Company  or  its   subsidiaries   and
                                          affiliates.

-------------------------------------------------------------------------------

    (c) Describe any other steps the The Company has adopted a set of board takes to encourage and values, including "integrity and open promote a culture of ethical communication." In accordance with
        business conduct.                 this  value,  the Board  expects  all
                                          employees of the  Company,  including
                                          Management, to hold themselves to the
                                          highest standard of ethical behavior.
                                          The   Company   believes   that   the
                                          integrity  of  its  organization  was
                                          built by  creating an  atmosphere  of
                                          trust  and   mutual   respect   among
                                          employees and between the Company and
                                          its    other    stakeholders.     All
                                          stakeholders  have a right to  expect
                                          honest,  two-way communication in all
                                          conversations.  The  Company has also
                                          adopted a Disclosure  Policy in order
                                          to  promote   consistent   disclosure
                                          practices   aimed   at   informative,
                                          timely   and   broadly   disseminated
                                          disclosure of material information to
                                          the  market,   in   accordance   with
                                          applicable securities legislation.

-------------------------------------------------------------------------------
6. NOMINATION OF DIRECTORS
-------------------------------------------------------------------------------

    (a) Describe  the  process by which   The Corporate Governance Committee is
        the   board    identifies   new   responsible  for developing  criteria
        candidates       for      board   governing   the  size   and   overall
        nomination.                       composition   of   the   Board.   The
                                          committee    periodically    examines
                                          whether the Board is large  enough to
                                          benefit  from a wide variety of ideas
                                          and viewpoints  without  compromising
                                          the communication among the directors
                                          and   between   the   directors   and
                                          Management.  On the recommendation of
                                          the Corporate  Governance  Committee,
                                          the size of the Board has been set at
                                          10 directors.

                                          The Corporate Governance Committee is
                                          also   responsible  for  recommending
                                          nominees   for    directorships    in
                                          consultation  with the  Chair and the
                                          President    and   Chief    Executive
                                          Officer.  The committee  monitors the
                                          membership  of the  Board  to  ensure
                                          that    qualifications    under   any
                                          applicable  laws are  maintained  and
                                          situations  of  conflict  of interest
                                          are avoided.  The committee  annually
                                          establishes a list of desired  traits
                                          and  characteristics for directors to
                                          ensure  that  new  nominees   possess
                                          attributes  that will  complement the
                                          overall    Board     expertise    and
                                          experience  at  any  given  time.  In
                                          2001,   the   Corporate    Governance
                                          Committee  undertook  to  review  the
                                          membership  of the Board.  Under this
                                          mandate,    eight   new   independent
                                          directors have joined the Board since
                                          2001.

                                          In  2006,  the  Corporate  Governance
                                          Committee  retained  the  services of
                                          Korn/Ferry International to establish
                                          a list of new  candidates  for future
                                          board nominations.

                                          For further details,  see the charter
                                          of the Corporate
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------
                                          Governance Committee, a copy of which
                                          may be found on the Company's website
                                          at www.abitibiconsolidated.com.

-------------------------------------------------------------------------------

   (b)  Disclose  whether  or  not  the   The  Board  has  determined  that the
        board    has    a    nominating   Corporate   Governance  Committee  is
        committee  composed entirely of   currently    composed   entirely   of
        independent directors.            "independent"  directors,  within the
                                          meaning  of NI 58-101 and of the NYSE
                                          Standards.

        NYSE STANDARDS
        --------------
        The NYSE Standards require that   The  Board  has   adopted  a  written
        the        nominating/corporate   charter for the Corporate  Governance
        governance     committee     be   Committee     setting     out     its
        composed       entirely      of   responsibilities, a copy of which may
        "independent"   directors.  The   be found on the Company's  website at
        committee  is also  required to   www.abitibiconsolidated.com.
        have    a    written    charter
        addressing    certain    listed
        matters.

-------------------------------------------------------------------------------

   (c) If the board has a nominating The responsibilities, powers and committee, describe the operation of the Corporate Governance
        responsibilities,   powers  and   Committee    with   regard   to   the
        operation  of  the   nominating   nomination   and    compensation   of
        committee.                        directors are more fully described in
                                          sections  6(a),  7(a)  and 9 of  this
                                          table.

-------------------------------------------------------------------------------
7. COMPENSATION
-------------------------------------------------------------------------------

   (a)  Describe  the  process by which   DIRECTOR'S COMPENSATION
        the   board    determines   the
        compensation  for the  issuer's   The  Corporate  Governance  Committee
        directors and officers.           reviews  the  adequacy  and  form  of
                                          compensation  of directors  annually.
                                          In so doing,  the committee  examines
                                          both  the   nature   and   levels  of
                                          compensation   paid   at   comparable
                                          publicly   traded   companies.    The
                                          results of the  review are  discussed
                                          at  the  Board,  along  with  related
                                          recommendations  of the committee for
                                          Board approval.

                                          As mentioned,  in 2006, the Corporate
                                          Governance   Committee  retained  the
                                          services of Korn/Ferry  International
                                          to  provide   director   compensation
                                          consulting services.

                                          A more  detailed  description  of the
                                          compensation of directors is provided
                                          on  pages  13-14  of this  Management
                                          Proxy Circular.

                                          SENIOR MANAGEMENT COMPENSATION

                                          The  Board has  delegated  to the HRC
                                          Committee  the   responsibility   for
                                          recommending   to   the   Board   the
                                          compensation  of  the  President  and
                                          Chief Executive Officer and of senior
                                          management, taking into consideration
                                          the    Board's    expectations    and
                                          pre-approved   objectives.   The  HRC
                                          Committee       has       established
                                          compensation    programs    for   the
                                          President and Chief Executive Officer
                                          and senior  management of the Company
                                          designed  to  support  the  Company's
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------
                                          vision  to  be  the  world's  leading
                                          forest products company by creating a
                                          strong link between the  interests of
                                          the   shareholders,   the   Company's
                                          financial  performance  and the total
                                          compensation    of   the    Company's
                                          executives.     A    more    detailed
                                          description  of the  compensation  of
                                          the  President  and  Chief  Executive
                                          Officer  and  senior   management  is
                                          provided   on  pages  28-33  of  this
                                          Management Proxy Circular.

-------------------------------------------------------------------------------

   (b)  Disclose  whether  or  not  the   The Board has determined that the HRC
        board   has   a    compensation   Committee     and    the    Corporate
        committee  composed entirely of   Governance  Committee  are  currently
        independent directors.            composed  entirely  of  "independent"
                                          directors,  within the  meaning of NI
                                          58-101 and of the NYSE Standards.

        NYSE STANDARDS
        --------------
        The NYSE Standards require that The Board has adopted a written the compensation committee be charter for the HRC Committee setting composed entirely of "indepen- out its responsibilities, a copy of dent" directors. The committee which may be found on the Company's is also required to have a website at www.abitibiconsolidated.
        written   charter    addressing   com.
        certain listed matters.

-------------------------------------------------------------------------------

   (c)  If the board has a compensation   With  regard  to the  nomination  and
        committee, describe the respon- compensation of directors, the sibilities, powers and opera- responsibilities, powers and opera-
        tion   of   the    compensation   tion  of  the  Corporate   Governance
        committee.                        Committee are more fully described in
                                          sections  6(a),  7(a)  and 9 of  this
                                          table.

                                          With regard to senior management, the
                                          Board assumes  directly the following
                                          responsibilities    in   matters   of
                                          succession    planning    and   makes
                                          decisions  on  such  matters  on  the
                                          recommendation  of the HRC Committee:

                                          o    selecting  and   appointing  the
                                               President  and  Chief  Executive
                                               Officer;

                                          o    reviewing  the  performance  and
                                               approving  the  compensation  of
                                               the  President  and Chief Execu-
                                               tive Officer and senior  manage-
                                               ment, taking into  consideration
                                               Board   expectations   and  pre-
                                               approved objectives; and

                                          o    reviewing the essential elements
                                               of   short-term   and  long-term
                                               senior   executive    succession
                                               planning.

                                          The  Board has  delegated  to the HRC
                                          Committee additional succession plan-
                                          ning responsibilities, including:

                                          o    approving  the  hiring  and pro-
                                               moting of senior management; and

                                          o    reviewing Management's plans and
                                               activities  for the  development
                                               of key managerial personnel.

                                          The Board has also  delegated  to the
                                          HRC  Committee   supervision  of  the
                                          administration,  investment  strategy
                                          and solvency of the Company's pension
                                          funds.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------
                                          The   responsibilities,   powers  and
                                          operation of the HRC  Committee  with
                                          regard  to  the  compensation  of the
                                          President and Chief Executive Officer
                                          and of  senior  management  are  more
                                          fully  described  in section  7(a) of
                                          this table.

                                          The  Board  has   adopted  a  written
                                          charter for the HRC Committee setting
                                          out its  responsibilities,  a copy of
                                          which  may be found on the  Company's
                                          website                            at
                                          www.abitibiconsolidated.com.

-------------------------------------------------------------------------------

   (d) If a compensation consultant or In 2006, the HRC Committee engaged advisor has, at any time since Mercer Human Resources Consulting and the beginning of the issuer's Ken Hugessen Consulting to provide most recently completed executive compensation consulting financial year, been retained services, the whole as more fully to assist in determining described on page 19 of this
        compensation  for  any  of  the   Management Proxy Circular.
        issuer's      directors     and
        officers, disclose the identity
        of the  consultant  or  advisor
        and   briefly   summarize   the
        mandate  for  which  they  have
        been retained.

-------------------------------------------------------------------------------
8. OTHER BOARD COMMITTEES
-------------------------------------------------------------------------------

        If the board has standing In addition to the Audit Committee, committees other than audit, the HRC Committee and the Corporate compensation and nominating Governance Committee, the Board also committees, identify the has an Environment, Health & Safety committees and describe their Committee (the "EHS Committee"),
        function.                         whose members have been determined to
                                          be "independent",  within the meaning
                                          of NI  58-101,  and whose  role is to
                                          oversee all matters.

                                          The   composition   of   each   Board
                                          committee and the attendance  records
                                          of  directors  can be  found on pages
                                          7-11   of   this   Management   Proxy
                                          Circular.

                                          The charters of the Board  committees
                                          are   available   on  the   Company's
                                          website                            at
                                          www.abitibiconsolidated.com.      The
                                          Corporate     Governance    Committee
                                          reviews these charters as well as the
                                          charter  of  the  Board  on a  yearly
                                          basis for final  review and  approval
                                          by the Board.

                                          As   mentioned,   during  2006,   the
                                          Corporate     Governance    Committee
                                          proposed  changes  to the  charter of
                                          the Board.  The Corporate  Governance
                                          Committee  also  proposed  changes to
                                          the  charter  of the Audit  Committee
                                          and the charter of the HRC Committee.
                                          The  Board   approved   the   revised
                                          charters   on  March  6,  2007.   The
                                          revised   charter  of  the  Board  is
                                          attached   as   Schedule  B  to  this
                                          Management Proxy Circular and is also
                                          available on the Company's website at
                                          www.abitibiconsolidated.com .

                                          The  revised  charter  of  the  Audit
                                          Committee  is attached as Exhibit "A"
                                          to the Company's  Annual  Information
                                          Form for the year ended  December 31,
                                          2006   and  can  be   found   on  the
                                          Company's          website         at
                                          www.abitibiconsolidated.com.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------

                                          The  revised  charter of the HRC Com-
                                          mittee  can  be  found  on  the  Com-
                                          pany's           website           at
                                          www.abitibiconsolidated.com.

-------------------------------------------------------------------------------
9. ASSESSMENTS
-------------------------------------------------------------------------------

        Disclose  whether  or  not  the   The  Corporate  Governance  Committee
        board,   its   committees   and   has the mandate and responsibility to
        individual     directors    are   oversee   on  an  annual   basis  the
        regularly assessed with respect evaluation of the performance and to their effectiveness and effectiveness of the Board and each contribution. If assessments of its committees, in consultation are regularly conducted, with the President and Chief
        describe  the process  used for   Executive  Officer.
        the assessments.
                                          Annually,  the Board and its  members
                                          survey    the    effectiveness    and
                                          contribution  of the  Board  and  its
                                          committees,  including  the operation
                                          of the  Board,  the Board  structure,
                                          the adequacy of information  provided
                                          to directors,  and the  effectiveness
                                          of the Chair of the Board in managing
                                          the  meetings  of the  Board  and the
                                          strategic  direction  of the Company.
                                          The  evaluation  of the Board and its
                                          committees  is undertaken in light of
                                          their respective charters.

                                          The Chair of the Board also evaluates
                                          on an annual  basis  the  performance
                                          and  contribution of each director in
                                          light of certain  expected skills and
                                          competencies  on a variety of topics,
                                          including      strategic     insight,
                                          participation and accountability,  in
                                          order   to    provide    them    with
                                          constructive  feedback  to help  them
                                          improve their performance.  The Chair
                                          shares with the Corporate  Governance
                                          Committee   the   results   of   this
                                          evaluation and  discussion,  and they
                                          are then  shared with the whole Board
                                          with   appropriate   recommendations.
                                          Individual    directors    are   also
                                          evaluated on an annual basis by their
                                          peers.


-------------------------------------------------------------------------------
AUDIT COMMITTEE INFORMATION(2)
-------------------------------------------------------------------------------

        Composition of the Audit          The  Audit   Committee   is  composed
        Committee.                        entirely of "independent"  directors,
                                          within the meaning of MI 52-110.

-------------------------------------------------------------------------------

        Audit Committee charter.          On  March  6,  2007,  the  Board  has
                                          adopted  a  written  charter  for the
                                          Audit  Committee  that  sets  out the
                                          roles  and  responsibilities  of  the
                                          committee,   which  is   attached  as
                                          Exhibit "A" to the  Company's  Annual
                                          Information  Form for the year  ended
                                          December 31, 2006 and can be found on
                                          the     Company's      website     at
                                          www.abitibiconsolidated.com.

-------------------------------------------------------------------------------

        Pre-approval policies and See pages 15-16 of this Management procedures for external auditor Proxy Circular for information
        service fees.                     relating to the policy and procedures
                                          for    pre-approval    of   auditors'
                                          services   and  a  breakdown  of  the
                                          Company's  auditor  fees for the last
                                          completed fiscal year.

-------------------------------------------------------------------------------
-------------------------
(2) Reference is made to the Company's Annual Information Form for the year ended December 31, 2006 for disclosure of information relating to the Company's Audit Committee, as required under Multilateral Instrument 52-110, entitled "Audit Committees" ("MI 52-110").

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------

        Financial  literacy  and finan-   All the Audit  Committee  members are
        cial expertise of Audit Commit-   financially literate.
        tee members

        "Financially literate", under The Board has designated Mr. Gary J. MI 52-110, means the ability to Lukassen as the Audit Committee's read and understand a set of financial expert. Mr. Lukassen is a financial statements that Chartered Accountant from McGill present a breadth and level of University, and has extensive complexity of accounting issues experience in the area of business
        that are  generally  comparable   and  finance.  Mr.  Lukassen  was the
        to the breath and complexity of Chief Financial Officer of the the issues that can reasonably Hudson's Bay Company for over 12 be expected to be raised by the years and has been chair of various
        issuer's financial statements.    audit committees for many years.

-------------------------------------------------------------------------------
        SARBANES-OXLEY ACT
        ------------------
        The Audit  Committee  must have
        at least one financial expert.

        "Financial expert" means (a) an
        understanding   of   GAAP   and
        financial  statements,  (b) the
        ability to assess  the  general
        application of such  principles
        in    connection    with    the
        accounting    for    estimates,
        accruals  and   reserves,   (c)
        experience preparing, auditing,
        analyzing     or     evaluating
        financial    statements    that
        present a breadth  and level of
        complexity of accounting issues
        that are  generally  comparable
        to the breadth  and  complexity
        of issues  that can  reasonably
        be expected to be raised by the
        company's financial statements,
        or     experience      actively
        supervising one or more persons
        engaged in such  activity,  (d)
        an  understanding  of  internal
        controls     for      financial
        reporting,     and    (e)    an
        understanding      of     audit
        committee functions.

        A  person  must  have  acquired
        such attributes through any one
        or more of the following:

        a.  education and experience as
            a principal financial offi-
            cer,  principal  accounting
            officer, controller, public
            accountant  or  auditor  or
            experience  in one or  more
            positions  that involve the
            performance    of   similar
            functions;

        b.  experience  actively super-
            vising a  principal  finan-
            cial   officer,   principal
            accounting  officer,   con-
            troller,  public accountant
            or auditor  or person  per-
            forming similar functions;

        c.  experience   overseeing  or
            assessing  the  performance
            of   companies   or  public
            accountants with respect to
            the  preparation,  auditing
            or  evaluation of financial
            statements; or

        d.  other  relevant  experience
            (a  brief   description  of
            which must be disclosed).

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CORPORATE GOVERNANCE DISCLOSURE
REQUIREMENTS                              COMMENTS
-------------------------------------------------------------------------------
        NYSE STANDARDS
        --------------
        The NYSE Standards also contain The Company is in compliance with all certain rules pertaining to NYSE audit committee requirements, audit committees, including: except for requirements relating to the preparation of an audit committee
        e. requirements on indepen- report for inclusion in its annual dence (members must satisfy proxy circular, as no report need be the independence criteria prepared by the Company as a foreign
            of the NYSE  Standards  (as   private issuer under U.S. law.
            discussed  in item 2 above)
            and of Rule 10A-3 under the
            U.S.   SECURITIES  EXCHANGE
            ACT OF 1934);

        f.  rules on financial literacy
            of members;

        g.  matters to be addressed  by
            the committee's charter;
            and

        h.  the existence of an internal
            audit function.

-------------------------------------------------------------------------------

                                   SCHEDULE B


                            ABITIBI-CONSOLIDATED INC.

                        CHARTER OF THE BOARD OF DIRECTORS



1.    GOALS

      o       To  enhance   the   long-term   value  for   Abitibi-Consolidated
              shareholders; and

      o To preserve and protect the underlying value of the Company for the benefit of its shareholders while taking into account the interests of other stakeholders.


2.    BOARD SIZE AND COMPOSITION

2.1   BOARD SIZE

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be at least 3 and no more than 21, the whole in accordance with the Company's articles. Currently, the Board has established that between 10 and 12 directors is an optimal number for the Board to efficiently discharge its responsibilities.

2.2   BOARD COMPOSITION

A majority of the directors shall be independent directors as affirmatively determined by the Board using the definitions contained in the Canadian securities rules and regulations and the NYSE Listing Requirements.

2.3   QUALITIES OF BOARD MEMBERS

As a general objective, the Board will assure itself that it is composed of directors with diverse backgrounds and personal characteristics and traits as well as competencies and expertise that add value to the Company and that each director will serve the Board to best discharge its responsibilities.

2.4   ELECTION AND APPOINTMENT OF DIRECTORS

Directors shall be elected by the shareholders annually for a one year term. The shareholders may either (i) vote individually for each of the nominees as director or (ii) vote collectively to elect all nominees as a single slate of directors. The Board has adopted a policy requiring that, at any meeting where shareholders vote on the uncontested election of directors, any individual nominee who receives a greater number of votes "withheld" than votes "for" will be required to tender his/her resignation to the Corporate Governance Committee of the Board promptly following the meeting.


3.    BOARD STRUCTURE

3.1   COMMITTEES OF THE BOARD

The Board may appoint committees to review specific areas of the Board's responsibilities. Each committee will have a written charter that incorporates all applicable legal and stock exchange listing requirements and such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate. To the extent required under the laws, regulations and listing requirements to which the Company is subject, members of these committees shall be independent from the Company. Each non-management director should serve on at least two committees. In addition, the Board may appoint ad hoc committees as may be needed from time to time to address other issues. The Chief Executive Officer shall be a non-voting ex officio member of all committees. The committees may hold IN-CAMERA sessions where management, including directors who are members of management, is asked to withdraw. Minutes of committee meetings shall be circulated to all Board members.

The Board shall appoint annually a chair for each committee of the Board from the members of the Board who are independent from the Company. The Chair of a committee is charged with the responsibility of overseeing the efficient operation of such committee.

3.2   CHAIR OF THE BOARD

The Board shall appoint annually a chair from the members of the Board.

The Chair of the Board is charged with the responsibility of overseeing the efficient operation of the Board and its committees. The Chair shall act as an ex-officio member of each committee of the Board and, as such, one of his principal duties will be to properly evaluate the effectiveness of the committee structure and the quality of management's work that is presented in support of the decision-making process of the Board.

3.3   EVALUATION OF THE BOARD AND ITS COMMITTEES

Annually, the Board and its members will survey the effectiveness and contribution of the Board and its committees, including the operation of the Board, the Board structure, the adequacy of information provided to directors, and the effectiveness of the Chair in managing the meetings of the Board and the strategic direction of the Company. The evaluation of the Board or a Board committee will be undertaken in light of their respective charters.

The Chair shall also evaluate on an annual basis the performance and contribution of each director in light of certain expected skills and competencies on a variety of topics, including strategic insight, participation and accountability, in order to provide them with constructive feedback to help them improve their performance. The Chair will share with the committees responsible for corporate behavior and governance matters the results of this evaluation and discussion. Furthermore, Board members shall be evaluated on an annual basis by their peers.

This Charter will be reviewed annually by the Board.


4.    RESPONSIBILITIES

The Board shall oversee the management of the business and affairs of the Company.

The Board recognizes it is responsible for the stewardship of the business of the Company and, as part of such responsibility, assumes responsibility for the following matters:

4.1   CORPORATE BEHAVIOR AND GOVERNANCE

      o Monitoring the performance of the Company, its Chief Executive Officer and its senior management to ensure that the affairs of the Company are conducted in an ethical and moral manner.

      o Satisfying itself as to the integrity of its Chief Executive Officer and other executive officers and their ability to promote a culture of integrity within the Company.

      o Monitoring the Company's approach to corporate governance issues and evaluate its practices with regard to their conformity with the laws, regulations and listing requirements to which the Company is subject.

      o    Monitoring the size and overall composition of the Board.

      o    Recommending candidates for election or appointment to the Board.

      o    Reviewing  and approving  such  continuous  and material  disclosure documents as may be required in conformity with the laws, regulations and listing requirements to which the Company is subject, or as determined by the Board from time to time.

      o    Reviewing related party transactions.

      o Adopting a code of business conduct for the Company that governs the behaviour of directors, officers and employees of the Company, and being regularly informed by management of the compliance with such code. The Board shall have sole authority to grant any waiver from the requirements of the code of business conduct for the benefit of any of the Company's directors or senior management.

4.2   STRATEGIC DIRECTION AND PLANNING

      o Reviewing, discussing and approving the Company's strategic planning and organizational structure and process.

      o Reviewing, on an annual basis, the Company's principal opportunities, the processes that are in place to identify such opportunities and the full range of business risks facing the Company, including strategic, financial, operational, leadership, partnership and reputation risks.

      o Reviewing with management how the strategic environment is changing, what key business risks and opportunities are appearing and how they are managed, including the implementation of appropriate systems to manage these risks and opportunities.

      o    Discussing with management key strategic issues.

      o Reviewing and approving the Company's three-year strategic plan, as well as the annual business plan, including operating and capital forecasts.

4.3 SENIOR MANAGEMENT APPOINTMENT, EVALUATION, SUCCESSION PLANNING AND COMPENSATION

      o Selecting and appointing the Chief Executive Officer and appointing senior management.

      o Monitoring the Chief Executive Officer's and senior management's performance taking into consideration Board expectations and fixed objectives.

      o    Approving the Chief Executive Officer's corporate objectives.

      o Approving the Chief Executive Officer's and senior management's compensation.

4.4   PENSION FUND MATTERS

      o Supervising the administration, investment strategy and solvency of the Company's pension funds.

4.5   INTERNAL CONTROLS AND AUDIT PROCESS

      o Monitoring the integrity of corporate internal control procedures and management information systems to manage the Company's key business risks and ensure that the value of the underlying asset base is not eroded.

      o Monitoring the audit process and the integrity of the Company's financial reporting.

      o Overseeing the qualification and independence of the Company's external auditors, including approving the terms of their audit and non-audit engagements, and assessing their performance.

4.6   COMMUNICATIONS

      o Ensuring that the Company puts in place, and reviews on a regular basis, comprehensive communication policies to address how the Company (i) interacts with analysts, investors, other stakeholders and the public, and (ii) complies with its continuous and timely disclosure obligations and avoids selective disclosure.

      o Ensuring that a process is in place so that stakeholders may communicate with the Board and individual board members through the Company's corporate secretary.

4.7   ENVIRONMENTAL, HEALTH AND SAFETY

      o Reviewing the adequacy of the environmental, health and safety programs and to assess the performance of the Company under such programs.


5.    BOARD FUNCTIONNING

5.1   IN-CAMERA SESSIONS

The Board shall hold at every regular board meeting IN-CAMERA sessions where management, including directors who are members of management, is asked to withdraw.

5.2   BOARD INFORMATION

Periodically, the Board shall review the appropriateness of written and oral presentations provided by management. Management shall send to the directors all relevant material sufficiently in advance of each meeting. Directors are expected to prepare for and review all meeting material in advance of each meeting. Directors may request that items be added to the agenda as needed.

5.3   DELEGATION  OF AUTHORITY

The Board shall ensure that the proper procedures to determine appropriate approval levels for senior management and the Chief Executive Officer are in place and reviewed periodically.

5.4   BOARD MEETINGS

The time and place of the meetings of the Board and the calling of meetings and the procedure at such meetings shall be determined by the Board. The Board shall meet at least six (6) times a year. Board members are expected to attend in person all regularly scheduled meetings.

5.5   ACCESS TO OFFICERS AND EMPLOYEES, HIRING OF OUTSIDE ADVISORS

In discharging its duties and responsibilities in connection with any meeting of the Board or of any of the committees, the Board:

      (i)    shall have access to the employees and management of the Company,

      (ii) may invite officers, employees or any other person to attend meetings of the Board or of any committee of the Board to assist in the discussion and examination of the matters under consideration by the Board or such committee, and

      (iii) may conduct such examinations, investigations or inquiries, and engage such special legal, accounting or other external advisors, at the expense of the Company, at such times and on such terms and conditions as the Board considers appropriate.

In conducting the above matters, the Board will be coordinating with the Chair and the Chief Executive Officer of the Company.


6.    DIRECTORS' REMUNERATION AND STOCK OWNERSHIP GUIDELINES

Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time. The Board shall review annually the remuneration structure of the members of the Board and the Chair, as well as the stock ownership guidelines for members of the Board it adopts from time to time.